Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

MICROMET, INC.,

a Delaware corporation;

AMGEN INC.,

a Delaware corporation; and

ARMSTRONG ACQUISITION CORP.,

a Delaware corporation

Dated as of January 25, 2012

TABLE OF CONTENTS

SECTION 1.	THE OFFER	2

1.1	The Offer	2

1.2	Company Actions	4

1.3	Directors	7

1.4	Top-Up Option	8

SECTION 2.	MERGER TRANSACTION	10

2.1	Merger of Purchaser into the Company	10

2.2	Effect of the Merger	10

2.3	Closing; Effective Time	10

2.4	Certificate of Incorporation and Bylaws; Directors and Officers	10

2.5	Conversion of Shares	11

2.6	Surrender of Certificates; Stock Transfer Books	11

2.7	Appraisal Rights	13

2.8	Further Action	13

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13

3.1	Due Organization; Subsidiaries Etc.	14

3.2	Certificate of Incorporation and Bylaws; Minutes	14

3.3	Capitalization, Etc.	15

3.4	SEC Filings; Financial Statements	17

3.5	Absence of Changes	19

3.6	Title to Assets	19

3.7	Real Property; Equipment	19

3.8	Intellectual Property	20

3.9	Contracts	24

3.10	Liabilities	27

3.11	Compliance with Legal Requirements	27

3.12	Regulatory Matters	28

3.13	Certain Business Practices	29

3.14	Communications	30

3.15	Tax Matters	30

3.16	Employee Matters; Benefit Plans	33

i

3.17	Environmental Matters	38

3.18	Insurance	39

3.19	Transactions with Affiliates	39

3.20	Legal Proceedings; Orders	40

3.21	Authority; Binding Nature of Agreement	40

3.22	Section 203 of the DGCL, Etc. Not Applicable	41

3.23	Vote Required	41

3.24	Non-Contravention; Consents	41

3.25	Rights Agreement	41

3.26	Fairness Opinion	42

3.27	Financial Advisor	42

3.28	Disclosure	42

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	43

4.1	Due Organization	43

4.2	Purchaser	43

4.3	Authority; Binding Nature of Agreement	43

4.4	Non-Contravention; Consents	43

4.5	Disclosure	44

4.6	Absence of Litigation	45

4.7	Funds	45

4.8	Ownership of Company Common Stock	45

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY	45

5.1	Access and Investigation	45

5.2	Notification of Certain Events	46

5.3	Operation of the Company’s Business	46

5.4	No Solicitation	50

5.5	Third Party Notices	52

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES	52

6.1	Stockholder Approval; Proxy Statement	52

6.2	Filings and Approvals	53

6.3	Stock Options/Warrants	55

6.4	Employee Benefits	57

6.5	Compensation Arrangements	58

6.6	Indemnification of Officers and Directors	58

6.7	Securityholder Litigation	60

6.8	Disclosure	60

6.9	Resignation of Directors	60

6.10	Takeover Laws; Advice of Changes	60

6.11	Section 16 Matters	61

6.12	Stock Exchange Delisting; Deregistration	61

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER	61

7.1	Stockholder Approval	61

7.2	No Restraints	61

7.3	Consummation of Offer	61

SECTION 8.	TERMINATION	62

8.1	Termination	62

8.2	Effect of Termination	63

8.3	Expenses; Termination Fee	64

SECTION 9.	MISCELLANEOUS PROVISIONS	64

9.1	Amendment	64

9.2	Waiver	65

9.3	No Survival of Representations and Warranties	65

9.4	Entire Agreement; Counterparts	65

9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	65

9.6	Attorneys’ Fees	66

9.7	Assignability	66

9.8	No Third Party Beneficiaries	66

9.9	Notices	66

9.10	Cooperation	66

9.11	Severability	66

9.12	Obligation of Parent	67

9.13	Construction	67

Exhibit A	Certain Definitions

Annex I	Conditions of the Offer

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of January 25, 2012, by and among: AMGEN INC., a Delaware corporation (“Parent”); ARMSTRONG ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and MICROMET, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Upon the terms and subject to the conditions of this Agreement, Purchaser has agreed to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock, including any associated rights to purchase capital stock issued pursuant to the Company Rights Agreement (“Shares”), for $11.00 per share of Company Common Stock (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller in cash, without interest.

B. Following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”) with the Company as the surviving corporation (the “Surviving Corporation”) in accordance with the DGCL, whereby each Share, except as otherwise provided herein, will be converted into the right to receive the Offer Price, in cash, without interest, upon the terms and subject to the conditions of this Agreement.

C. The Board of Directors of the Company has unanimously determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of the Company and its stockholders, approved this Agreement and the Transactions and has unanimously resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, and, if necessary under applicable Legal Requirements, approve the adoption of this Agreement.

D. The Board of Directors of Parent has, on the terms and subject to the conditions set forth herein, approved the Transactions.

E. The Board of Directors of Purchaser has determined that, on the terms and subject to the conditions set forth herein, this Agreement and the Transactions are advisable, fair to, and in the best interests of Purchaser and its stockholders, and has approved this Agreement and the Transactions.

F. In order to induce Parent and Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the members of the Board of Directors of the Company and the executive officers of the Company are executing agreements to tender their Shares and to vote against certain transactions (the “Stockholder Tender Agreements”).

G. In order to induce Parent and Purchaser to enter into this Agreement, simultaneously with the execution of this Agreement, Parent, Purchaser, and/or the Company, as applicable, are entering into with those individuals listed on Schedule 1 (i) an amendment to such employee’s existing employment agreement, and (ii) proprietary information and inventions agreements that will, in each case, become effective at the Effective Time (as defined herein).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. The Offer

1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Purchaser of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), promptly after the later of (i) twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and (ii) the earliest date as of which the Minimum Condition has been satisfied and each of the other Offer Conditions has been satisfied, or waived to the extent waivable in accordance with the terms of Section 1.1(c), by Purchaser, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably would be expected to adversely affect, any holder of Shares, (F) change the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date), unless this Agreement is terminated in accordance with Section 8.

(d) Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the

Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).

(e) The Offer shall be extended from time to time as follows:

(1) If on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time), or waived by Parent or Purchaser if permitted hereunder, then prior to the then scheduled expiration date Purchaser shall extend the Offer for one or more periods of not more than five (5) business days each (or such other number of business days as the parties may agree and ending no later than End Date in order to permit the satisfaction of such conditions (subject to the right of Purchaser to waive any Offer Condition (other than the Minimum Condition) in accordance with this Agreement); and

(2) Purchaser shall extend the Offer for any period or periods required by applicable Legal Requirements, interpretation or position of the SEC or its staff or NASDAQ or its staff, provided Purchaser shall extend the then current Expiration Date of the Offer until the first business day on which the Offer can be accepted under applicable Legal Requirements.

(f) Purchaser may (and the Offer Documents shall reserve the right of Purchaser to) provide for a subsequent offering period (within the meaning of Rule 14d-11 promulgated under the Exchange Act) in compliance with Rule 14d-11 under the Exchange Act of not less than three (3) nor more than twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) immediately following the expiration of the Offer. Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Purchaser to, and Purchaser shall, accept for payment and pay for all Shares validly tendered during such subsequent offering period as promptly as practicable after any such Shares are tendered and in any event in compliance with Rule 14e-1(c) under the Exchange Act.

(g) In the event that this Agreement is terminated pursuant to the terms hereof, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(h) As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(h) including communicating the Offer to the record and beneficial holders of the Shares. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(i) Without limiting the generality of Section 9.12, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

1.2 Company Actions.

(a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement and the Transactions in accordance with the requirements of the DGCL, and (iii) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if necessary, under applicable Legal Requirements, adopt this Agreement (such recommendation set forth in this clause (iii) the “Company Board Recommendation”). Subject to Sections 1.2(b) and 1.2(c), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.

(b) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose or resolve to approve, recommend or declare advisable, or allow any Acquired Corporation to execute or enter into any Contract constituting or related to, or that is intended to or would be reasonably likely to lead to, any Acquisition Transaction, or requiring, or reasonably likely to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions, except as expressly permitted by Section 5.4(a).

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Purchaser accepting, for the first time, for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”), the Company’s Board of Directors may make an Adverse Change Recommendation only if: (i) the Company is not in breach of Section 5.4; (ii) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse Change Recommendation would constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (iii) Parent shall have received from the Company prior written notice of the Company’s intention to make an Adverse Change Recommendation at least four (4) business days prior to making any Adverse Change Recommendation (a “Change of Recommendation Notice”); (iv) if the decision to make an Adverse Change Recommendation is not in connection with an Acquisition Proposal, then the Company shall comply with clauses (x) through (y) as follows: (x) the Company shall have given Parent the four (4) business days after Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, and (y) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Adverse Change Recommendation would constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; and (v) if the decision to make an Adverse Change Recommendation is in connection with an Acquisition Proposal, then the Company shall comply with clauses (A) through (D) as follows: (A) prior to giving effect to clauses (B) through (D), the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (B) the Company shall have provided to Parent the material terms and conditions of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with Section 5.4, (C) the Company shall have given Parent four (4) business days after Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposals, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer and (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation would constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. Issuance of any

“stop, look and listen” communication by or on behalf of the Company which does no more than comply with the requirements of Rule 14d-9(f) shall not in and of itself be considered an Adverse Change Recommendation that requires the giving of a Change of Recommendation Notice or compliance with the procedures set forth in this Section 1.2(c). Neither the Company nor its Board of Directors shall be permitted to recommend that the Company stockholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Company’s Board of Directors effects an Adverse Change Recommendation in accordance with the terms of this Agreement. For the avoidance of doubt, the provisions of this Section 1.2(c) shall also apply to any amendment to any Acquisition Proposal or any successive Acquisition Proposals.

(d) As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Sections 1.2(b) and 1.2(c), shall reflect the Company Board Recommendation. The Schedule 14D-9 shall include as an exhibit an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with a written copy of any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.

(e) The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

1.3 Directors.

(a) Upon the Offer Acceptance Time and all times thereafter, subject to compliance with applicable Legal Requirements and the applicable Marketplace Rules of NASDAQ, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of (i) the total number of directors on the Board of Directors of the Company (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their Affiliates bears to the total number of Shares then outstanding. As used in this Agreement, the terms “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act. The Company shall, upon Purchaser’s request at any time following the purchase of and payment for Shares pursuant to the Offer, take all such actions necessary to (A) appoint to the Board of Directors of the Company the individuals designated by Purchaser and permitted to be so designated by the first sentence of this Section 1.3(a), including, but not limited to, promptly filling vacancies or newly created directorships on the Board of Directors of the Company, promptly increasing the size of the Board of Directors of the Company (including by amending the bylaws of the Company if necessary so as to increase the size of the Board of Directors of the Company) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Board of Directors of the Company, and (B) cause Purchaser’s designees to be so appointed at such time. The Company shall, upon Purchaser’s request following the Offer Acceptance Time, also cause Persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of each committee of the Board of Directors of the Company to the extent permitted by applicable Legal Requirements and the NASDAQ Marketplace Rules. From and after the Offer Acceptance Time, the Company shall, at Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 5615(c)(1) and make all necessary filings and disclosures associated with such status. The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) of the Exchange Act and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the Board of Directors of the Company. Purchaser shall supply the Company with, and be solely responsible for, information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and Affiliates to the extent required by Section 14(f) of the Exchange Act and Rule 14f-1. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Purchaser, Parent or any of their respective Affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable Legal Requirements with respect to the election of directors or otherwise.

(b) In the event that Purchaser’s designees are elected or designated to the Board of Directors of the Company pursuant to Section 1.3(a), then, until the Effective Time, the Company shall cause the Board of Directors of the Company to maintain three (3) directors who are members of the Board of Directors of the Company on or prior to the date hereof and who are not officers, directors or employees of Parent, Purchaser, or any of their Affiliates, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and NASDAQ Marketplace Rules, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the Board of Directors of the Company) so that the Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three Persons who are not officers, directors or employees of Parent, Purchaser, or any of their Affiliates to fill such vacancies and such Persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Purchaser’s designees constitute a majority of the Board of Directors of the Company after the Offer Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the Board of Directors of the Company or the stockholders of the Company as may be required by the Company Charter Documents or applicable Legal Requirements) be required (i) for the Company to amend or terminate this Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than Parent or Purchaser), (iii) to amend the Company Charter Documents if such action would adversely affect the holders of Shares (other than Parent or Purchaser), or (iv) to take any other action of the Board of Directors of the Company under or in connection with this Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, the holders of Shares (other than Parent or Purchaser). The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Board of Directors of the Company) in reasonable circumstances and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

1.4 Top-Up Option.

(a) The Company grants to Parent and Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of newly-issued Shares (such newly-issued shares, the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b) The Top-Up Option may be exercised by Parent or Purchaser, in whole or in part, at any time on or after the Offer Acceptance Time, in its sole discretion; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent and Purchaser constitutes at least one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Legal Requirements, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act.

(c) The aggregate purchase price payable for the Top-Up Option Shares shall be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Parent or Purchaser, at its election, either (i) entirely in cash, (ii) by payment in cash of the aggregate par value of the Top-Up Option Shares and payment of the balance by executing and delivering to the Company a promissory note (with full recourse to Parent) having a principal amount equal to the difference between the purchase price and the aggregate par value of the Top-Up Option Shares or (iii) any combination thereof. Any such promissory note shall bear interest at the applicable federal rate as determined for U.S. income tax purposes, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid at any time without premium or penalty; provided, however, upon any Event of Default, all principal and accrued interest thereunder shall immediately become due and payable.

(d) In the event Parent or Purchaser wishes to exercise the Top-Up Option, Parent or Purchaser shall deliver to the Company a notice setting forth (i) the number of Top-Up Option Shares that Parent or Purchaser intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Parent or Purchaser intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of the Top-Up Option Shares is to take place. At the closing of the purchase of the Top-Up Option Shares, Parent or Purchaser shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Option Shares, and the Company shall cause to be issued and delivered to Parent or Purchaser (as the case may be) a certificate or certificates representing the Top-Up Option Shares or, at Parent’s or Purchaser’s request or otherwise if the Company does not then have certificated Shares, the applicable number of non-certificated Shares represented by book-entry (the “Book-Entry Shares”). Such certificates or Book-Entry Shares may include any legends required by applicable Legal Requirements.

(e) Parent and Purchaser acknowledge that the Top-Up Option Shares that Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Purchaser represent and warrant to the Company that Purchaser is, and will be upon the purchase of the Top-Up Option Shares, an “Accredited Investor,” as defined in Rule 501 of Regulation D under the Securities Act. Purchaser agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option, if any, are being and will be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

SECTION 2. Merger Transaction

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Section 2.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California 90067 at 10:00 a.m. local time on a date to be designated by Parent (the “Closing Date”), which shall be no later than the third (3rd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and the Purchaser, all as provided in the DGCL.

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers of Purchaser immediately prior to the Effective Time.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.0001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Offer Price and the Merger Consideration shall be equitably adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5. Such funds shall be invested by the Paying Agent as directed by the Surviving Corporation.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.5 a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following the 180th day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(e) The Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of Shares such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any required tax withholdings as provided in Section 2.6(e)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate that have been surrendered multiplied by the per Share Merger Consideration.

2.7 Appraisal Rights. The Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal of its Shares. If after the Effective Time such holder fails to perfect or withdraws or loses such holder’s right to appraisal, each such Share shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and, after the Offer Acceptance Time, direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. If any appraisal is made of Dissenting Shares and the Top-Up Option was exercised prior to the Effective Time, then the cash received and/or value of the promissory note received by the Company in payment of the exercise price of the Top-Up Option shall be treated as if it were not paid to or received by the Company and the Top-Up Shares issued upon the exercise of the Top-Up Option shall be treated as if they were not issued or outstanding in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262 of the DGCL.

2.8 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3. Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure

Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed after December 31, 2010 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Note Regarding Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents):

3.1 Due Organization; Subsidiaries Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary is an Entity duly organized, validly existing and in good standing (or in compliance with any comparable concept in the applicable jurisdictions) under the laws of the jurisdiction of its organization, and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its properties and assets in the manner in which such properties and assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(d) Each of the Acquired Corporations is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws; Minutes.

(a) The Company has delivered or made available to Parent or Parent’s Representatives on or prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof. The Acquired Corporations’ certificates of incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect.

(b) The Company has delivered or made available to Parent or Parent’s Representatives on or prior to the date of this Agreement accurate and complete copies of the corporate minutes of the Company and Micromet AG and, after its conversion into a GmbH, Micromet GmbH from and after January 1, 2008 through the date of this Agreement and such minutes reflect a true and materially complete summary of all meetings of the Board of Directors, or equivalent entity, of the Company and Micromet AG or Micromet GmbH, as applicable, or committees thereof, if any, from and after January 1, 2008 through the date of this Agreement. There are no resolutions of the general meeting (Hauptversammlung) of Micromet AG or the shareholders’ meeting (Gesellschafterversammlung) of Micromet GmbH that have not been registered with the commercial register or that pertain to the payment of dividends.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 150,000,000 Shares, of which 92,375,454 Shares were issued and outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 10,000,000 shares of Company Preferred Stock of which 200,000 have been designated Series A Junior Participating Preferred Stock. No shares of Company Preferred Stock or Series A Junior Participating Preferred Stock have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable. During the period starting as of the close of business on the day immediately preceding the date of this Agreement through the time at which this Agreement was executed, the Company has not issued any shares of its capital stock.

(b) Except as set forth in the Company’s certificate of incorporation, (i) none of the outstanding Shares is entitled or subject to any preemptive right, antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Common Stock Purchase Agreement dated December 1, 2008 between the Company and Kingsbridge Capital Limited, as amended by Amendment No. 1 to Common Stock Purchase Agreement dated as of December 31, 2010 (the “Kingsbridge Agreement”), has expired and Kingsbridge Capital Limited has no rights remaining under the Kingsbridge Agreement.

(c) As of the date of this Agreement, 200,000 shares of Company Preferred Stock, designated as Series A Junior Participating Preferred Stock, are reserved for future issuance upon exercise of the rights issued pursuant to the Company Rights Agreement.

(d) The Company has no shares of capital stock reserved for issuance, except that, as of the date of this Agreement: (i) 156,515 Shares are subject to issuance pursuant to stock options granted and outstanding under the Third Amended and Restated 2000 Stock

Incentive Plan (the “2000 Plan”); (ii) 12,608,912 Shares are subject to issuance pursuant to stock options granted and outstanding under the Company’s Amended and Restated 2003 Equity Incentive Award Plan (“2003 Plan”); (iii) 1,251,929 Shares are subject to issuance pursuant to stock options granted and outstanding under the Company’s 2006 Equity Incentive Award Plan (“2006 Plan”); and (iv) 7,766,046 Shares are reserved for future issuance under Company Warrants. No Shares are subject to outstanding rights pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”). The Company has delivered or otherwise made available to Parent or Parent’s Representatives on or prior to the date of this Agreement true and complete copies of the current versions of all Company Equity Plans covering the Company Options outstanding as of the date of this Agreement, the current forms of all stock option agreements evidencing outstanding Company Options and true and complete copies of the form of each outstanding Company Warrant. Each outstanding Company Warrant is substantially identical to the form therefor delivered to Parent or Parent’s Representatives on or prior to the date of this Agreement. Each Company Option (A) was granted in compliance in all material respects with all of the terms and conditions of the Company Equity Plan pursuant to which it was issued and (B) has an exercise price per Share equal to or greater than the fair market value of a Share as determined pursuant to the terms of the 2000 Plan, the 2003 Plan, or the 2006 Plan, as applicable, on the date of such grant.

(e) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any Encumbrance (except for Permitted Encumbrances). None of the Acquired Corporations own any voting interest in any Person except for the voting interests in the Subsidiaries of the Company.

(f) Except as set forth in Section 3.3(d), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Corporations (and no former Company Associate has contingent rights to cash payments pursuant to a Company Employee Agreement that are measured by reference to Company Options); (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities except for the Company Rights Agreement.

(g) Part 3.3(g) of the Company Disclosure Schedule contains a correct and complete list of each outstanding Company Warrant, including the registered holder’s name, date of issuance, exercise price, expiration date and number of Shares subject thereto.

(h) Following the Effective Time, all of the Company Warrants will be exercisable only for cash and will not entitle any holder thereof to acquire any shares of capital stock.

(i) Micromet GmbH is neither over-indebted nor insolvent (as such terms are defined in Sections 19 and 17, respectively, of InsO (German Insolvency Code – Insolvenzordnung)). No insolvency proceedings have been instituted against the assets of Micromet GmbH, and no application has been filed by Micromet GmbH, or, to the knowledge of the Company, by any other Person, for such proceedings.

3.4 SEC Filings; Financial Statements.

(a) Since December 31, 2009, the Company has filed on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with or furnished to the SEC by the Company (such documents, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount or effect); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Acquired Corporations have been, and are being, maintained in all material respects in accordance with GAAP.

(c) The Company maintains, and at all times since December 31, 2009 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2010, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2010. Since December 31, 2009, none of the Acquired Corporations nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (B) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ Global Select Market.

(e) None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f) There have been no written inquiries, interrogatories or comments with respect to any of the Company SEC Documents from the SEC, NASDAQ or any other Governmental Body received since January 1, 2010, and the Company has not been made aware of any such inquiries, interrogatories or comments that were oral. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(g) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since December 31, 2010, neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Corporations has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Corporations.

(h) Since December 31, 2009, (i) none of the Acquired Corporations or, to the knowledge of the Company, any Company Associate, auditor, accountant or representative of the Acquired Corporations has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Corporations or their respective internal accounting controls relating to periods after December 31, 2009, including any material complaint, allegation, assertion or claim that any Acquired Corporation has engaged in questionable accounting or auditing practices (except for any of the foregoing which had no reasonable basis), and (ii) to the knowledge of the Company, no attorney representing any Acquired Corporation, whether or not currently engaged by any Acquired Corporation, has reported evidence of a material violation of securities Legal Requirements relating to periods after December 31, 2009, by the Company or any Company Associate or agents to the Board of Directors of the Company or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

3.5 Absence of Changes. Since September 30, 2011 and through the date of this Agreement, the Company has operated in the ordinary course of business consistent with past practices and there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect. Since September 30, 2011 and through the date of this Agreement, the Company has not taken any actions which, had such actions been taken after the execution and delivery of this Agreement, would have breached any of the covenants set out in Section 5.3.

3.6 Title to Assets. The Acquired Corporations have good and valid title to all assets owned by them as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the unaudited balance sheet in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property; Equipment.

(a) The Acquired Corporations do not own and have not owned any real property.

(b) Part 3.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list of each lease or sublease pursuant to which any of the Acquired Corporations leases real property to or from any other Person (the “Leased Real Property”). Part 3.7(b) of the Company Disclosure Schedule contains a complete and accurate list of all Contracts for personal property leased or subleased to or by any Acquired Corporation involving annual payments in excess of $100,000 (“Leased Personal Property”). True and complete copies of all such leases or subleases with respect to all Leased Real Property and all Leased Personal Property have been delivered or made available to Parent on or prior to the date of this Agreement and each such lease or sublease is in full force and effect. The Company or the applicable Subsidiary holds a valid and existing leasehold interest in each Leased Real Property and each Leased Personal Property. None of the Acquired Corporations is in material breach or material default of its obligations under such leases. (i) No lessor, lender of any lessor or subtenant of any Leased Real Property located in Germany has given any notice to any Acquired Corporation for the purpose of terminating or not renewing any material right of the Acquired Corporation in respect of any such Leased Real Property, and (ii) no lessor, lender of any lessor or subtenant of any other Leased Real Property has given any written notice to the Company or any of its Subsidiaries during the past one (1) year for the purpose of terminating or threatening to terminate any term, term extension, option or similar renewal right, right of first refusal (or right of first offer) to lease or purchase any property, lease expansion right or any similar right under the Leased Real Property or Leased Personal Property. To the knowledge of the Company, no other party to a lease or sublease with respect to Leased Real Property or Leased Personal Property is in material breach of its obligations under such lease or sublease.

(c) To the knowledge of the Company, (i) the Leased Real Properties located in Munich, Germany and Rockville, Maryland are structurally sound, with no material defects, and all building systems contained therein are in good operating condition and repair, subject to ordinary wear and tear, (ii) the use and operation of the Leased Real Property is in compliance in all material respects with all applicable zoning, land use, building, fire and other applicable Legal Requirements, and (ii) there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the present use or operation of any Leased Real Property. True and complete copies of all Company Contracts set forth in Part 3.7(b) of the Company Disclosure Schedule have been delivered or made available to Parent or Parent’s Representatives on or prior to the date of this Agreement and each such Company Contract is in full force and effect.

(d) All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good and safe operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted), and constitute as of the date of this Agreement all of the material assets and tangible properties, tangible, real or personal, which are owned by the Acquired Corporations.

3.8 Intellectual Property.

(a) Part 3.8(a)(i) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP (A) that is owned or purported to be owned by any Acquired Corporation or otherwise registered or the subject of any application for registration in the name of any Acquired Corporation or (B) exclusively licensed (except for which an Acquired Corporation has no prosecution or maintenance obligations) to any Acquired Corporations (the Registered IP described in this Section 3.8(a)(iii)(A) and (B) is referred to collectively as the “Company Registered IP”). As of the date of this Agreement, no litigation, cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature is or has been pending or, to the knowledge of Company, threatened, in which the scope, validity, enforceability, or ownership of any Company Registered IP and, to the knowledge of the Company, any Registered IP that is exclusively licensed to an Acquired Corporation for which an Acquired Corporation has no current prosecution or maintenance obligations (“Licensed Registered IP”), is being or has been contested or challenged. Each of the patents and patent applications included in the Registered IP that are owned solely by the Acquired Corporations (and, to the knowledge of the Company, each of the Acquired Corporations’ co-owned patents and patent applications), properly identifies by name each and every inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such patent is issued or such patent application is pending. Part 3.8(a)(ii) of the Company Disclosure Schedule describes each filing, payment, and action that must be made or taken on or before the date that is one hundred and twenty (120) days after the date of this Agreement with respect to Company Registered IP and, to the Company’s knowledge, Licensed Registered IP. All registration, renewal, maintenance and other payments that are or have become due with respect to Company Registered IP have been timely paid by or on behalf of the Company or another Acquired Corporation. All Company Registered IP and, to the Company’s knowledge, Licensed Registered IP, is subsisting and, to the knowledge of the Company, valid and enforceable and in full force and effect as of the date hereof, and has not lapsed, been abandoned, been disclaimed, been cancelled or been forfeited, in whole or in part. Neither the Company nor any of the Acquired Corporations has knowledge of any ground for a bona fide claim challenging or affecting the patentability, validity, enforceability of, ownership of or rights in, to or under, any Company Registered IP or, to the Company’s knowledge, Licensed Registered IP. The Company and the Acquired Corporations have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all Company Registered IP.

(b) The Company or another Acquired Corporation is the sole and exclusive owner (beneficially and of record, where applicable) of all right, title and interest in and to the Owned Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. The Acquired Corporations own, or hold a valid license or other right to use, all Intellectual Property Rights that are necessary for the conduct of the Acquired Corporations’ business as currently conducted and as currently contemplated to be conducted by the Acquired Corporation, except for any Intellectual Property Rights the absence of which had not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations (or, after the consummation of the Offer, Parent or its Subsidiaries). All assignments of Owned Company IP to the Company or an Acquired Corporation are valid and enforceable and have been properly executed and recorded in compliance with applicable Legal Requirements.

(c) Part 3.8(c)(i) of the Company Disclosure Schedule identifies each Company Contract pursuant to which any Intellectual Property Rights or Intellectual Property, in each case that is material, individually or in the aggregate, to the business of the Acquired Corporations as currently conducted is licensed to or used by any Acquired Corporation (other than (A) software license agreements for any third-party non-customized commercially available software, (B) agreements between the Acquired Corporations and their employees, consultants and independent contractors entered into in the ordinary course of business but only to the extent that an Acquired Corporation has obtained at least a non-exclusive interest in any Intellectual Property Rights granted under such agreements or under applicable Legal Requirements, (C) clinical trial agreements entered into in the ordinary course of business but only to the extent that an Acquired Corporation has obtained at least a non-exclusive interest in any Intellectual Property Rights granted under such agreements and (D) non-disclosure agreements) (each, an “Inbound License”). Part 3.8(c)(ii) of the Company Disclosure Schedule identifies each Company Contract pursuant to which there is an outbound license of Company IP, other than any non-exclusive outbound license of Company IP entered into in the ordinary course of business consistent with past practice (each, an “Outbound License” and together with each Inbound License, an “IP Contract”). The consummation of the transactions contemplated by this Agreement will not create or result in any license, waiver or other right or obligation under any IP Contract with respect to, or any Encumbrance on, any Intellectual Property Rights owned or held by Parent or any of its Affiliates, except as set forth in Company Contracts that are listed Parts 3.8(c)(i), 3.8(c)(ii) and 3.9 of the Company Disclosure Schedule.

(d) No Company Associate or individual who is or was an independent contractor or consultant who was involved in the creation or development of any Owned Company IP has any claim, right (whether or not currently exercisable) or interest (excluding financial interests under applicable German Legal Requirements) to or in any such Owned Company IP except for any residual rights to use Owned Company IP for research only in the ordinary course of business. No other Person has any ownership claim or ownership right (whether or not currently exercisable) to or in any material Owned Company IP. Each Person who is or was involved in the creation or development of any Owned Company IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Acquired Corporations and reasonable confidentiality provisions protecting the Owned Company IP which, to the Company’s knowledge, has not been breached by such Person. Such assignments of Intellectual Property Rights to an Acquired Corporation by a Person who is or was involved in the creation or development of any Owned Company IP comply with the local Legal Requirements in which an Acquired Corporation operates, including Legal Requirements regarding remuneration or compensation such as the Arbeitnehmererfindergesetz (German Employee Invention Act), to effectuate a valid assignment. All remunerations due and payable by any Acquired Corporation to inventors of the Owned Company IP by way of contract or applicable statutory law (e.g., the Arbeitnehmererfindergesetz (German Employee Invention Act) have been fully paid.

(e) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being used, directly or indirectly, to create, in whole or in part, Owned Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Owned Company IP.

(f) Each Acquired Corporation has taken sufficient reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret. To the knowledge of the Company, no trade secrets included in the Owned Company IP have been disclosed to, used or discovered by any Person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.

(g) None of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to grant or offer to any other Person any license or right to any Company IP.

(h) (i) The operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or violated, any Intellectual Property Rights owned or held by any other Person; (ii) to the knowledge of the Company, the commercialization of any Company Product as currently contemplated by any Acquired Corporation will not infringe, misappropriate or otherwise violate any rights in or to Registered IP, trade secrets or know-how owned or held by any other Person existing as of the date of this Agreement; and (iii) to the knowledge of the Company, no other Person is infringing, misappropriating, or violating any material Company IP. No Legal Proceeding has been asserted since May 1, 2006 or is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Rights of another Person or to the Acquired Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. For the past three years, none of the Acquired Corporations has received any notice or other written communication (including any written offers to license) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any of the Acquired Corporations.

(i) Except as set forth in documentation that the Company has delivered or otherwise made available to Parent or its Representatives on or prior to the date of this Agreement, to the knowledge of the Company, there are no pending patent applications of any other Person that the Company reasonably considers would be materially relevant to the Company’s current plan to commercialize Company Products as contemplated by the Company if such patent applications were issued as patents.

(j) None of the Owned Company IP and none of the material Company IP licensed to the Acquired Corporations is subject (but, only in the case of material Company IP licensed to the Acquired Corporations, to the knowledge of the Company) to any pending or outstanding injunction, directive, order, decree, award, settlement, judgment, or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Company IP by the Acquired Corporations, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Company IP. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish the Acquired Corporations’ rights in any Company IP.

(k) Each Person, including each Company Associate or vendor to any Acquired Corporation, past and present, to whom any Acquired Corporation has given access to its confidential information relating to the Intellectual Property or Intellectual Property Rights owned, licensed or used by any of the Acquired Corporations, is a party to a written Contract under which each such Person is obligated to maintain the confidentiality of such confidential information.

3.9 Contracts.

(a) Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract (excluding this Agreement) that constitutes a Material Contract. For purposes of this Agreement, each of the following types of Company Contracts (along with each Inbound License and each Outbound License) shall be deemed to constitute a “Material Contract”:

(i) any material Company Contract of an Acquired Corporation relating to the manufacture, fill finish or supply of any Company Product;

(ii) any Company Contract requiring or reasonably likely to require payments to any Acquired Corporation by a third Person in excess of $250,000 per year;

(iii) any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (1) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse, heir or Representative of any Company Associate in excess of $150,000 per beneficiary assuming such beneficiary were terminated as of the date of this Agreement, except for severance, termination or similar payments required by applicable Legal Requirements; (2) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $150,000 to any Company Associate; or (3) grant or accelerate the vesting of, or otherwise modify, any Company Option other than accelerated vesting provided in Company Equity Plans;

(iv) any Company Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, legal fees or other expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any Company Associate;

(v) any Company Contract under which any Acquired Corporation has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third Person other than Company Contracts entered into in the ordinary course of business with indemnification provisions that do not deviate in any material respect from the forms that have been provided or made available to Parent or Parent’s Representatives on or prior to the date hereof;

(vi) any Company Contract under which any Acquired Corporation has agreed to make any currently due or future payments by way of royalties, reimbursement, milestones, patent prosecution and maintenance, advances, profit sharing, commissions, or other similar fees of any kind to any Person in respect of any Intellectual Property Right or the use or exploitation thereof in connection with the research, development or manufacture of Company Products;

(vii) any Company Contract (A) materially limiting the freedom or right of any Acquired Corporation (or, after the consummation of the Offer, Parent or its Subsidiaries) to engage in any line of business, including the research, development and commercialization of Products (other than with respect to the scope of any licenses set forth in such Company Contracts), to make use of any material Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing), exclusivity obligations, any arrangement that grants any right of first refusal, right of first offer or similar right that, in the case of each of the foregoing, individually or in the aggregate, limits or purports to limit in any material respect the ability of the Acquired Corporations to own, operate, manufacture, sell, distribute, transfer, pledge or otherwise dispose of any material assets or business of the Acquired Corporations (or, after the consummation of the Offer, Parent or its Subsidiaries);

(viii) any Company Contract relating to the lease or sublease of Leased Real Property;

(ix) any Company Contract or series of related Company Contracts that (A) (1) required the payment or delivery of cash or other consideration by the Acquired Corporations to any third Person in an amount in excess of $100,000 in the fiscal year ended on December 31, 2011, (2) requires or is reasonably likely to involve, the payment or delivery of cash or other consideration by the Acquired Corporations to any third Person in an amount in excess of $100,000 during any future fiscal year or (3) requires or is reasonably likely to involve, the payment or delivery of cash or other consideration by the Acquired Corporations to any third Person in an amount in excess of $500,000 in the aggregate over the term of such Contract from and after the date hereof and, in each case (B) cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to date);

(x) any Company Contract relating to Debt (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Corporation in excess of $25,000 individually;

(xi) any Company Contract or arrangement with any Person constituting a joint venture, partnership, strategic alliance, collaboration, co-promotion or limited liability corporation or requiring any Acquired Corporation to reimburse any Person for clinical development costs except pursuant to clinical research organization agreements, clinical trial services agreements or similar service agreements;

(xii) any Company Contract that is an acquisition agreement, asset purchase, stock purchase or option agreement pursuant to which any Person has the right to acquire any assets of any Acquired Corporation (or, after giving effect to the consummation of the Offer or the Merger, Parent or any of its Subsidiaries) with a purchase price of more than $250,000 individually or $500,000 in the aggregate (excluding agreements relating to the disposal of non-material equipment entered into in the ordinary course of business and license agreements);

(xiii) any Company Contract that contains a put, call or similar right pursuant to which an Acquired Corporation would be required to purchase or sell, as applicable, any equity interests of any Person that have a fair market value or purchase price of more than $500,000;

(xiv) any Company Contract that requires or permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”), gives another Person a right to receive or elect to receive a Change of Control Payment or is subject to modification or termination as a result of a change of control of an Acquired Corporation that if terminated or modified would result in a Material Adverse Effect;

(xv) any Government Contract (excluding Company Contracts with universities entered into in the ordinary course of business); and

(xvi) the Contracts listed on Part 3.8(c)(ii) and Part 3.9(a)(i) of the Company Disclosure Schedule (the “Collaboration Agreements”).

(b) The Company has either delivered or otherwise made available to Parent on or prior to the date of this Agreement or has publicly made available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and listed in the exhibit index to a Company SEC Report filed after December 31, 2010 an accurate and complete copy of each Material Contract. Neither the Acquired Corporations nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is a valid agreement, binding, in full force and effect and, to the knowledge of the Company, enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No Acquired Corporation has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any Material Contract, the waiver of which would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. No party to any Material Contract has given any Acquired Corporation written or, to the knowledge of the Company, oral notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Material Contract (other than failures to renew in the ordinary course of business) and no Acquired

Corporation and, to the knowledge of the Company, no other party to any Material Contract has repudiated in writing any material provision thereof, except in each case as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(c) With respect to each Government Contract, (i) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract made by an Acquired Corporation were complete and correct in all material respects as of their effective date, and each Acquired Corporation, as applicable, has complied in all material respects with all such representations and certifications; (ii) neither the United States government nor any prime contractor, subcontractor or other Person has notified any Acquired Corporation that an Acquired Corporation has materially breached or materially violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract and (iii) no Government Contract to which any Acquired Corporation is a party has been terminated for convenience, terminated for default, or is subject to a cure notice or show cause notice that is in effect as of the date of this Agreement.

(d) To the knowledge of the Company, none of the Company or any of its Subsidiaries is a party to a Contract with a Person that is a Specially Designated National or Blocked Person as defined by the Office of Foreign Asset Control of the United States Department of the Treasury.

(e) With respect to each Collaboration Agreement, to the knowledge of the Company, there has not occurred any event, occurrence, violation, inaccuracy, circumstance or other matter that, has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on such Collaboration Agreement or the Acquired Corporations, taken as a whole.

3.10 Liabilities. The Acquired Corporations have no liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, except for: (i) liabilities and obligations reflected on the Balance Sheet (including any related notes); (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2011; (iii) liabilities to pay or perform under Company Contracts in accordance with the terms thereof and without any breach of any provision thereof; and (iv) liabilities or obligations that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

3.11 Compliance with Legal Requirements.

(a) The business of each Acquired Corporation have not been during the last three (3) years, and are not being, conducted in violation of any applicable Legal Requirement in any material respect. To the knowledge of the Company, no investigation or review by any Governmental Body with respect to any Acquired Corporation is pending or threatened. To the knowledge of the Company, (i) no material change is required in any Acquired Corporation’s processes, properties or procedures in order to bring them into compliance with any applicable material Legal Requirements, and (ii) the Company has not received any written notice or written communication of any currently existing noncompliance by an Acquired Corporation in any material respect with any applicable Legal Requirements that has not been cured as of the date of this Agreement.

(b) None of the Acquired Corporations or, to the knowledge of the Company, any Company Associate has been convicted of, or, to the knowledge of the Company, has been charged by any Governmental Body with any violation of any Legal Requirement related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances.

3.12 Regulatory Matters.

(a) The Acquired Corporations have obtained all clearances, authorizations, licenses, registrations and other Governmental Authorizations required by any foreign or domestic Governmental Body (including, the FDA, EMA and BfArM) to permit the conduct of its business as currently conducted and all such Governmental Authorizations are valid, and in full force and effect. To the knowledge of the Company, none of the Governmental Authorizations have been or are being revoked or challenged, except where such revocation or challenge does not and would not, individually or in the aggregate, be likely to have a Material Adverse Effect. The Acquired Corporations have filed with the applicable regulatory authorities (including, the FDA, BfArM or any other Governmental Body performing functions similar to those performed by the FDA) all required filings, representations, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports relating to the Company Products. All such filings, representations, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no deficiencies which are material in the aggregate have been asserted by any applicable Governmental Body with respect to any such filings, representations, declarations, listing, registrations, reports or submissions.

(b) To the knowledge of the Company, except as set forth in documents either delivered or otherwise made available to Parent or Parent’s Representatives on or prior to the date of this Agreement, the business of the Acquired Corporations and all preclinical and clinical investigations sponsored by the Acquired Corporations are being conducted in material compliance with applicable Legal Requirements, rules, regulations, directives and guidances, including, Good Clinical Practice requirements, Good Laboratory Practice requirements, Good Manufacturing Practice requirements, ICH requirements, and federal and state laws, rules, regulations and guidances restricting the use and disclosure of individually identifiable health information with respect to manufacturing, clinical research and development, and future potential marketing and sale of the Company Products. The Acquired Corporations have not received since May 2006 any material written notices or other material correspondence from the FDA, EMA, BfArM or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests that have not been disclosed or made available to Parent or its Representatives on or prior to the date of this Agreement. (i) Other than in Germany, there are no pending or, to the knowledge of the Company, threatened actions or proceedings by the FDA, EMA, BfArM or any other Governmental Body and (ii) in Germany, to the knowledge of the Company, there are no pending or threatened actions or proceedings by the FDA, EMA, BfArM or any other Governmental Body, which in the case of either (i) or (ii) would prohibit or impede the potential future commercial sale of any Company Product. To the knowledge of the Company, there are no Company Contracts, including settlements with Governmental Bodies, which would reasonably be expected to impose obligations for independent review and oversight of marketing and sales practices or limit in any material respect the ability of any Acquired Corporation to develop, manufacture, market or sell any of the Company Products.

(c) To the knowledge of the Company, none of the Acquired Corporations has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, EMA, BfArM or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, EMA, BfArM or other Governmental Body, (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or for any other Governmental Body to invoke a similar remedy. (i) Other than in Germany, none of the Acquired Corporations is the subject of any pending or, to the Company’s knowledge, threatened investigation and (ii) in Germany, to the Company’s knowledge, none of the Acquired Corporations is the subject of any pending or threatened investigation in the case of either (i) or (ii) by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Body pursuant to any similar Legal Requirement.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, each of the Acquired Corporations is in compliance and has, for the past three years, been in compliance with all healthcare Legal Requirements applicable to the operation of its business as currently conducted, including, (i) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes and any foreign equivalents; (ii) the Clinical Laboratory Improvement Amendments of 1988 and any foreign equivalents; and (iii) Legal Requirements relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company. None of the Acquired Corporations is currently subject to any enforcement, regulatory or administrative proceedings against or affecting any Company Product relating to or arising under the FDCA, PHSA or similar Legal Requirements, and, to the Company’s knowledge, no such enforcement, regulatory or administrative proceeding has been threatened.

(e) The Acquired Corporations have maintained their material regulatory communications, filings and submissions in all material respects in a manner reasonably in accordance with industry standards.

3.13 Certain Business Practices. Each of the Acquired Corporations (a) is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Legal Requirement concerning corrupt payments applicable to any Acquired Corporation and (b) between January 1, 2009 and the date of this Agreement, none of the Acquired Corporations has, to the knowledge of the Company, been investigated by any Governmental Body with respect to, or been given notice by a

Governmental Body of, any violation by any of the Acquired Corporations of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act or any other U.S. or foreign Legal Requirements concerning corrupt payments. None of the Acquired Corporations nor, to the knowledge of the Company, any Company Associate or other agent authorized to act, and acting, on behalf of an Acquired Corporation has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage that has or would be reasonably likely to result in a violation of applicable Legal Requirements. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or – controlled entity, and any known officer or employee of a public international organization, as well as any person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

3.14 Communications. The Company has made available to Parent on or prior to the date of this Agreement true and complete copies of (i) all material Company Product filings made by an Acquired Corporation with the FDA, the EMA or equivalent Governmental Body in its possession or control and (ii) all material correspondence with the FDA, the EMA or equivalent Governmental Body.

3.15 Tax Matters.

(a) (i) Each of the Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in material compliance with all applicable Legal Requirements and are true and correct in all material respects, and (ii) all amounts shown on the Acquired Corporation Returns to be due or required to be withheld on or before the Closing Date (and all other material Taxes, whether or not shown as due on any Acquired Corporation Returns) have been or will be paid or withheld on or before the Closing Date.

(b) The Company’s financial statements accrue all actual and contingent liabilities for unpaid material Taxes of the Acquired Corporations with respect to all periods through the dates thereof in accordance with GAAP. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by or on behalf of the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

(c) There are (i) no current examinations or audits of any Acquired Corporation Return in progress involving Taxes and (ii) no written notice of a claim or pending investigation has ever been received by any of the Acquired Corporations from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns or pay Taxes that such Acquired Corporation is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives on or prior to the date of this Agreement accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Acquired Corporation Returns. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been requested or granted or is currently in effect.

(d) To the knowledge of the Company, no Legal Proceeding is pending or threatened against or with respect to the Acquired Corporations in respect of any Tax. No deficiency of material Taxes in respect of the Acquired Corporations has been asserted in writing as a result of any audit or examination by any Governmental Body that is not adequately reserved for in the Company’s financial statements in accordance with GAAP or has not been otherwise resolved or paid in full.

(e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Offer, the Merger or the other Transactions that would not be deductible pursuant to Section 280G of the Code. On or prior to the date hereof, the Company has delivered to Parent or Parent’s Representatives a reasonable estimate of the Company’s good faith calculations related to any potential liability of the Acquired Corporations, or any Company Associate, under Section 280G or Section 4999 of the Code, respectively. The Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(f) None of the Acquired Corporations has ever been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which the Company was the common parent, or incurred any liability for the Taxes of any Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise.

(g) None of the Acquired Corporations is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement (excluding ordinary course of business Tax provisions in Material Contracts).

(h) None of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(i) None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j) The Acquired Corporations (i) have properly reported to the IRS any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, and (ii) as of the date of this Agreement, have not entered into any such “reportable transactions” that are not yet required to be reported to the IRS.

(k) None of the Acquired Corporations will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(l) No Acquired Corporation has accrued a reserve for re-investments or has otherwise transferred capital gains by way of a roll-over relief (including section 6b of the German Income Tax Act (Einkommensteuergesetz)).

(m) None of the Acquired Corporations (i) is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract that is treated as a partnership for Tax purposes, (ii) owns an interest in an entity that is treated as a disregarded entity for Tax purposes, (iii) is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), or (v) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code (or any similar provision of state, local or foreign law). Part 3.15(m) of the Company Disclosure Schedule sets forth (A) the classification of the Acquired Corporations for U.S. federal income tax purposes and (B) each election under Treasury Regulations Section 301.7701-3(c) that has been filed with respect to the Acquired Corporations.

(n) Each Acquired Corporation has collected all material sales, use, value added, and similar Taxes (such Taxes being material either individually or in the aggregate) required to be collected and have timely remitted (taking into account any applicable extensions) such Taxes to the appropriate Governmental Body.

(o) The Company has made available to Parent or Parent’s Representatives on or prior to the date of this Agreement true and correct copies of the U.S. federal, state and local income and franchise Tax Returns and all non-U.S. income Tax Returns filed by or with respect to the Acquired Corporations for each of the fiscal years ended December 31, 2010, 2009, and 2008, and true and correct copies of all examination reports and statements of deficiencies assessed against or agreed to by the Acquired Corporations or any of its or their respective predecessors since December 31, 2007 with respect to Taxes of any type.

(p) There are no Encumbrances for Taxes upon the assets of the Acquired Corporations (other than with respect to liens for Taxes incurred in the ordinary course of business consistent with past practice that are not yet due and payable).

(q) The Acquired Corporations are not, and have not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(r) No Acquired Corporation has entered into any material closing agreement, private letter ruling, technical advice memoranda, or similar agreement or ruling with any Tax authority, nor has any been issued by any Tax authority.

(s) No power of attorney (other than powers of attorney authorizing employees of the Company or any of its Subsidiaries to act on behalf of the Company or such Subsidiaries, respectively) with respect to any Taxes has been executed or filed and remains in effect with any Governmental Body that imposes Taxes and the agency (if any) charged with the collection of such Taxes.

(t) Each Employee Plan which is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been maintained in documentary and operational compliance with the applicable requirements of Section 409A of the Code, and, to the extent required, has been amended to comply with the requirements of Section 409A of the Code. The Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes, interest or penalties paid pursuant to Section 409A of the Code.

3.16 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

(b) None of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils (i) representing, (ii) purporting to represent or (iii) to the knowledge of the Company seeking to represent any employees of any of the Acquired Corporations. There are no applicable material business practices (betriebliche Übung), work agreements (Betriebsvereinbarungen), or other collective agreements applicable to the Company including conciliation of interests agreements (Interessenausgleiche) and social plans (Sozialpläne) existing at any of the Acquired Corporations located outside of the United States. There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. There is no claim or grievance pending or, to the knowledge of the Company, threatened relating to any Employee Plan other than non-material routine claims asserted in the ordinary course of business, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment complaints. None of the Acquired Corporations located in the United States is required to have and no Acquired Corporation located in the United States has, any affirmative action plans or programs.

(c) None of the Acquired Corporations is delinquent in payments to any Company Associate for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates. None of the Acquired Corporations is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors.

(d) Part 3.16(d) of the Company Disclosure Schedule sets forth a true and complete list of the material Employee Plans (excluding consulting agreements). Part 3.16(d) of the Company Disclosure Schedule separately identifies (i) each Employee Plan that provides for accelerated vesting or payment of compensation or benefits to any Company Associate upon the occurrence of the transactions contemplated by this Agreement and (ii) each Employee Plan that is maintained primarily for the benefit of Company Associates outside the United States, including each old age part time (Altersteilzeit) and early retirement (Vorruhestand) scheme, retirement plan, pension plan, deferred compensation and life insurance within the meaning of the German Act for the Improvement of Company Pension Schemes (Gesetz zur Verbesserung der betrieblichen Altersvorsorge) (each, an “International Employee Plan”). The Company has made available to Parent or Parent’s Representatives on or prior to the date of this Agreement with respect to each Employee Plan: (A) all material plan documents and all amendments thereto, and all related trust agreements, insurance contracts or other funding documents, (B) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”) during the last three (3) years, (C) the most recent annual actuarial valuation (including relevant actuarial assumptions), if any, the most recent statement of plan assets and liabilities (or book reserves and any funding arrangements made with respect to such plans) and annual reports (Form Series 5500 and all schedules and financial statements attached thereto), (D) the most recent summary plan descriptions and any material modifications thereto, (E) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (F) all material correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three years, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the DOL Delinquent Filer Program.

(e) None of the Employee Plans is (i) subject to Title IV of ERISA and none of the Acquired Corporations nor any of their ERISA Affiliates have incurred any direct or indirect liability under or by operation of Title IV of ERISA, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) subject to Section 412 of the Code.

(f) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, including all currently effective amendments to the Code, and to the knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption, except for such events that can be remedied without material liability to the Acquired Corporations; any such Employee Plan that has been terminated by an Acquired Corporation during the last three years has been terminated in accordance with all applicable Legal Requirements (including ERISA and the Code), and such Acquired Corporation has obtained (or has an application pending for) a favorable determination letter regarding the qualification status of such Employee Plan under Section 401(a) of the Code upon its termination, if applicable. Each of the Employee Plans (including any related trust) is now and has for the last three years been operated in accordance with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code, except where the failure to operate such Employee Plans in accordance with their terms and applicable Legal Requirements did not and could not, individually or in the aggregate, result in any material liability to the Acquired Corporations. For the last three years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Employee Plan, and no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, that the Company would reasonably expect to subject any Acquired Corporation to any material liability under the terms of, or with respect to, such Employee Plans, ERISA, the Code or any other applicable Legal Requirement. None of the Acquired Corporations, nor, to the knowledge of the Company, any other Person or entity, has made any commitment to modify, change or terminate any Employee Plan in a manner to materially increase the liability of any Acquired Corporation to provide benefits, other than with respect to a modification, change or termination required by applicable Legal Requirements, including ERISA and the Code, and there has been no action with respect to or amendment to, or written interpretation or announcement by any Acquired Corporation regarding any Employee Plan that would materially increase the expense of maintaining such Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2010 (including any announcement regarding any increase in any Acquired Corporation’s discretionary contribution under any Employee Plan intended to be qualified under Section 401(a) of the Code). No consultants or independent contractors of the Acquired Corporations are entitled to participate in any health, welfare, pension or retirement Employee Plans.

(g)(i) To the knowledge of the Company, no Acquired Corporation, nor any trustee, administrator or other third-party fiduciary of any Employee Plan and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any Acquired Corporation or any of their ERISA Affiliates, any Employee Plan or trustee, administrator or other third-party fiduciary and/or party-in-interest thereof to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, (ii) no suit, administrative proceeding, action or other litigation is pending, or to the knowledge of the Company is threatened, against or with respect to any such Employee Plan, any fiduciaries thereof with respect to their duties to the Employee Plans or the assets of any of the trusts under any of the

Employee Plans, including any audit or inquiry by the IRS, the DOL, the United States Pension Benefit Guaranty Corporation, or the United States Department of Health and Human Services, except as would not individually or in the aggregate be reasonably likely to result in a Material Adverse Effect, (iii) with respect to each Employee Plan, all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Body and all notices and disclosures required under applicable Legal Requirements have been timely provided to participants, except as would not result in any material liability to any Acquired Corporation, (iv) all contributions and payments to such Employee Plan are deductible under Code Sections 162 or 404 and (v) no assets of any Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code.

(h) None of the Acquired Corporations nor any ERISA Affiliate is subject to any material liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Employee Plan. All required contributions in respect of any Employee Plan have been timely made or properly accrued on the financial statements included in or incorporated by reference into the Company SEC Documents.

(i) Except to the extent required under an applicable Legal Requirement, neither the Acquired Corporations nor any Employee Plan has any present or future obligation to make any payment to, or with respect to, any present or former Company Associate pursuant to any post-employment or retiree medical benefit plan or other post-employment retiree welfare plan. None of the Acquired Corporations have any material unsatisfied obligations to pay or reimburse insurance premiums to any present or former Company Associates or their qualified beneficiaries pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder, the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder, or any other applicable Legal Requirement governing health care coverage extension or continuation. No Acquired Corporation nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, including any such plan pursuant to which a stop-loss policy or contract applies (other than a health care reimbursement plan under Section 125 of the Code.

(j) Part 3.16(j) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the following with respect to each employee of the Acquired Corporations: (i) with respect to employees located in the United States only, name and title/position, (ii) with respect to employees located outside of the United States, employee id number, (iii) annual base salary or hourly wage, (iv) annual bonus target for the 2012 calendar year, (v) accrued vacation, (vi) date of hire, (vii) geographic location, (viii) functional area and (ix) the Company’s (or its Subsidiary’s) classification of such employee as exempt or non exempt with respect to the Fair Labor Standards Act and any applicable state, local or foreign wage and hour laws, to the extent applicable. No Acquired Corporation is obligated to employ or to rehire persons not listed on Part 3.16(j) of the Company Disclosure Schedule, except as required by applicable Legal Requirements.

(k) To the knowledge of the Company, all International Employee Plans comply in all material respects with the applicable local Legal Requirements. None of the Acquired Corporations have any material unfunded liabilities with respect to any such International Employee Plans. As of the date of this Agreement, to the knowledge of the Company, there is no pending or threatened litigation relating to any International Employee Plan.

(l) There has not been in the last three years, and there is not pending or, to the knowledge of the Company, threatened, claim, lawsuit, audit, investigation or arbitration that has been asserted or instituted against the Company or any of its Subsidiaries by any Governmental Body relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant). Part 3.16(l) of the Company Disclosure Schedule lists any filings made by any Acquired Corporation under the IRS’ Voluntary Classification Settlement Program.

(m) There are no loans by any Acquired Corporation to any Company Associates outstanding on the date of this Agreement (other than loans under any Employee Plan intended to qualify under Section 401(k) of the Code and routine travel advances made in the ordinary course of business).

(n) Part 3.16(n) of the Company Disclosure Schedule sets forth a true and complete list of any Employee Plans pursuant to which the execution and delivery of this Agreement or other related agreements, or the consummation of the Offer, the Merger and the other Transactions will or may (either alone or in conjunction with any other event, such as termination of employment), (i) result in any payment (including severance but excluding any payments required under an applicable Legal Requirement, such as unemployment compensation) becoming due to any employee or director of any Acquired Corporation under any Employee Plan, (ii) increase any benefits otherwise payable under any Employee Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits under any Employee Plan, (iv) result in the forgiveness of any indebtedness, (v) result in the imposition of any restrictions with respect to the amendment or termination of any of the Employee Plans, (vi) result in any obligation to fund future benefits under any of the Employee Plans or (vii) result in any payment under any Employee Plan which would not be deductible under Section 162(m) of the Code. As of the date of this Agreement, no individual who is a party to any Employee Plan listed in Part 3.16(n) of the Company Disclosure Schedule has terminated employment or been terminated by an Acquired Corporation, nor has any event occurred that could give rise to a termination event, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of Acquired Corporation under any such Employee Plan.

(o) To the knowledge of the Company, as of the date of this Agreement, none of the officers, directors or employees listed on Part 3.16(o) of the Company Disclosure Schedule have announced their intention to resign from their position with any Acquired Corporation.

(p) The Company has set forth in Part 3.16(p)(i) of the Company Disclosure Schedule a description of any variations in any material respect from the forms of all stock option agreements evidencing Company Options delivered or otherwise made available to Parent or Parent’s Representatives on or prior to the date of this Agreement. Each Company Option (A) has a grant date identical to or after the date on which the Company’s Board of Directors or compensation committee actually awarded such Company Option, (B) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company SEC Documents, respectively, and (C) does not trigger any liability for the holder thereof under Section 409A of the Code. Part 3.16(p)(ii) of the Company Disclosure Schedule contains a correct and complete list of each outstanding Company Option as of January 20, 2012, including the number of Shares vested as of such date and the vesting schedule.

3.17 Environmental Matters.

(a) Each Acquired Corporation is, and has at all times been, in compliance in all material respects with all applicable Environmental Laws (except where the failure to comply with Environmental Laws did not and would not individually or in the aggregate, reasonably be expected to impose or result in a material liability that is the responsibility of the Acquired Corporations). During the past three (3) years, neither the Company, nor any other Acquired Corporation, has received any written notice from a Governmental Body or any other Person that alleges that any Acquired Corporation or other occupant of any Leased Real Property has been in violation of, or is subject to liability under, in any material respect any Environmental Law. To the knowledge of the Company, no current or prior owner or occupant of any property leased, owned or controlled by the Acquired Corporations has received any written notice from a Governmental Body or any other Person that alleges that such current or prior owner or occupant or any Acquired Corporation has been in violation of, or is subject to liability under, in any material respect any Environmental Law.

(b) Neither the Company nor any other Acquired Corporation has installed or used any of the following in connection with its business, and to the knowledge of the Company, none of the following are present at the Leased Real Property: (i) underground storage tanks for Hazardous Materials; (ii) any landfill or other unit for the treatment or disposal of Hazardous Materials; (iii) filled in land or wetlands; (iv) PCBs; (v) toxic mold; (vi) lead-based paint; or (vii) asbestos-containing materials. Except as would not result in material liability to the Acquired Corporations, there has not been, and the Acquired Corporations have not caused, any Release of Hazardous Materials at, on, under or from any real property currently or formerly owned, operated or leased by the Acquired Corporations, during the period of such ownership, operation, or tenancy, and to the Company’s knowledge, there has been no Release of Hazardous Materials at, on, under, or from the Leased Real Property. None of the Acquired Corporations is subject to any order, decree, injunction or other arrangement with any Governmental Body relating to liability or obligations under any Environmental Law. To the knowledge of the Company, there are no other circumstances or conditions involving any Acquired Corporation that could reasonably be likely to result in any material claim, liability, investigation, cost or restriction on the ownership, operation, use, or transfer of any property pursuant to any Environmental Law.

(c) The Acquired Corporations have made available to Parent or Parent’s Representatives on or prior to the date of this Agreement copies of all environmental assessments, reports, studies, sampling data, audits and all material documents in their possession (in each case, that is dated within the last four (4) years) that relate to (1) any non-compliance by the Acquired Corporations in any material respect with Environmental Laws or (2) the environmental condition of any real property that the Company or any other Acquired Corporation has owned, operated or leased that would reasonably be expected to result in any material liability of any of the Acquired Corporations.

3.18 Insurance.

(a) Part 3.18 of the Company Disclosure Schedule sets forth a list of each insurance policy under which any Acquired Corporation is an insured or otherwise the principal beneficiary of coverage, and all material self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. The Company has delivered or otherwise made available to Parent or Parent’s Representatives on or prior to the date of this Agreement true and complete copies of all such policies, programs and arrangements and, to the knowledge of the Company, all such policies, programs and arrangements are in full force and effect. With respect to any policy in effect on January 1, 2011, no party to any such policies, programs or arrangements has given to any of the Acquired Corporations any written notice of termination or, to the knowledge of the Company, threatened termination of such policies, programs or arrangements. The Acquired Corporations are presently insured for reasonable amounts with financially sound and reputable insurance companies against such risks as similarly situated companies engaged in a similar business would, in accordance with good business practice, customarily be insured.

(b) As of the date of this Agreement, there is no claim pending under any of the Acquired Corporations’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such policies or bonds. The Acquired Corporations are in compliance in all material respects with the terms of such policies and bonds and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any such policy or bond. The Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, or the future unavailability on substantially the same terms of, any of such policies or bonds.

3.19 Transactions with Affiliates. Between April 28, 2011 and the date of this Agreement, there is no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction or series of similar transactions, agreements, arrangements or understandings to which any of the Acquired Corporations was or is to be a party that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. As of the date of this Agreement, there are no Company Contracts that provide for payments by or to any Acquired Corporation in excess of $15,000 individually between any Acquired Corporation and any stockholder known by the Company to hold five percent or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person. The Company has provided to Parent on or prior to the date of this Agreement true and complete copies of all agreements between any Acquired Corporation and the Indemnified Persons (the “Indemnity Agreements”).

3.20 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Acquired Corporations or any other facts or circumstances of which the Company has knowledge that would reasonably be expected to result in any claims against the Company or any of its Affiliates that (i) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) challenge the validity of, or seek to prevent consummation of, the Offer, the Merger or any other Transaction;

(b) there is no order, writ, injunction, decree, arbitration ruling, award, judgment or other finding to which any Acquired Corporation is subject that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect; and

(c) to the Company’s knowledge, no investigation or review by any Governmental Body with respect to the Acquired Corporations is pending or is being overtly threatened, other than any investigations or reviews that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect.

3.21 Authority; Binding Nature of Agreement. The Company has the corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, in each case subject only to obtaining the Required Company Stockholder Vote, if necessary under any applicable Legal Requirements. The Board of Directors of the Company (at a meeting duly called and held) has unanimously (a) determined that this Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders, (b) approved and declared advisable this Agreement, the Offer, the Merger and the other Transactions in accordance with the requirements of the DGCL, (c) resolved to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, to the extent required under applicable Legal Requirements, adopt this Agreement, (d) authorized the Top-Up Option, the issuance of the Top-Up Shares and the form of promissory note deliverable by the Purchaser in consideration of the Top-Up Shares, and (e) to the extent necessary, adopted a resolution having the effect of causing the Merger, this Agreement and the transactions contemplated by this Agreement not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. None of the foregoing resolutions by the Board of Directors of the Company have been amended, rescinded or modified. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Stockholder Tender Agreements, the Board of Directors of the Company approved the Stockholder Tender Agreements and the transactions contemplated thereby.

3.22 Section 203 of the DGCL, Etc. Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Stockholder Tender Agreements, the Top-Up Option and the timely consummation of the Transactions and will not restrict, impair or delay the ability of Parent or Purchaser to vote or otherwise exercise all rights as a stockholder of the Company. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is, or at the Effective Time will be, applicable to Purchaser’s acquisition of the Shares, the Offer, the Merger or the other Transactions.

3.23 Vote Required. The Required Company Stockholder Vote, if required under applicable Legal Requirements, is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the Merger.

3.24 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, the GWB, GmbHG, the listing requirements of the NASDAQ Global Select Market and the receipt of the Required Company Stockholder Vote, if required, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws of the Company or the comparable governing instruments of any of the other Acquired Corporations; (b) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination), default under or any material change under any Material Contract, or a change in or acceleration or creation of any obligations or the creation of any Encumbrance on MT103, except as, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; or (c) result in a breach or violation of any Legal Requirement applicable to any Acquired Corporation or to which any Acquired Corporation is subject. Except as may be required by the Exchange Act and state takeover laws, the DGCL, the HSR Act, the GWB, GmbHG and the rules and regulations of NASDAQ, neither the Company nor any of its Affiliates is required to give notice to, deliver any report to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement, or the consummation by the Company of the Offer, the Merger and the other Transactions, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.25 Rights Agreement. The Board of Directors of the Company has approved, and the Company and the Rights Agent (as defined in the Company Rights Agreement) have entered into, an amendment to the Company Rights Agreement to provide that: (i) none of Parent, Purchaser, any of their stockholders nor any of their respective Affiliates or Associates (as such terms are defined in the Company Rights Agreement), shall be deemed to be an Acquiring Person (as defined in the Company Rights Agreement) as a result of the execution, delivery or performance of this Agreement, or the consummation of the Offer, the Merger or any of the other Transactions; (ii) a Shares Acquisition Date (as defined in the Company Rights Agreement), a Trigger Event (as defined in the Company Rights Agreement) and a Distribution Date (as defined in the Company Rights Agreement) shall not be deemed to occur as a result of the execution, delivery or performance of this Agreement or the consummation of the Offer, the

Merger or any of the other Transactions; and (iii) the rights under the Company Rights Agreement will not separate from the Company Common Stock as a result of the execution, delivery or performance of this Agreement or the consummation of the Transactions.

3.26 Fairness Opinion. The Company’s Board of Directors has received an opinion of Goldman, Sachs & Co. as financial advisor to the Company (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Company stockholders (other than Parent and its Affiliates). The Company will make available to Parent solely for informational purposes a signed copy of the fairness opinion as soon as possible following the execution of this Agreement (and, in any event, within two (2) business days following the execution of this Agreement).

3.27 Financial Advisor. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Offer, the Merger or the other Transactions, except that the Company has employed the Company Financial Advisor, and the Company has made available to Parent on or prior to the date of this Agreement a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger and the other Transactions.

3.28 Disclosure.

(a) None of the information with respect to the Acquired Corporations supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of the Offer Documents, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing, at any time it is amended or supplemented and at the time of publication, distribution and dissemination to the Company’s stockholders, the Schedule 14D-9 (i) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), the Proxy Statement (i) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 3.28(a) will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their Representatives specifically for inclusion therein.

(b) Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations and warranties.

SECTION 4. Representations and Warranties of Parent and Purchaser

Parent and Purchaser hereby represent and warrant to the Company as follows:

4.1 Due Organization. Except with respect to matters that, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions, each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used. Parent has delivered or made available to Company or Company’s Representatives on or prior to the date of this Agreement accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Purchaser, including all amendments thereto.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act and the GWB, the execution, delivery and performance of this Agreement by Parent and Purchaser, and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement, will not: (a) result in a breach or violation of, or default under, any of the provisions of the certificate of incorporation or bylaws of Parent or Purchaser; (b) result in a breach or violation by Parent or Purchaser of any Legal Requirement applicable to Parent or Purchaser, or to which they are subject; or (c) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance on the assets of Parent or Purchaser pursuant to, any Contract, in each case, that would be binding upon Parent or Purchaser, except as, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. Except as may be required by the Exchange Act, blue sky Legal Requirements and state takeover laws, the DGCL or the HSR Act, the GWB and the rules and regulations of NASDAQ, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice or report to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution, delivery and performance of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger and the other Transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, would not materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement.

4.5 Disclosure.

(a) None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Schedule 14D-9 will, at the time of the filing of the Schedule 14D-9, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Schedule 14D-9, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion in the Proxy Statement will, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of the Offer Documents, at any time any Offer Document is amended or supplemented and at the time of the distribution and dissemination of the Offer Documents and at the time of the consummation of the Offer, the Offer Documents (i) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.5(a) will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent by the Acquired Corporations or any of their Representatives specifically for inclusion therein.

(b) Except for the representations and warranties made by Parent and Purchaser in this Agreement, none of Parent, Purchaser and any other person makes any express or implied representation or warranty with respect to Parent, Purchaser, their Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and each of Parent and Purchaser hereby disclaims any such other representations and warranties.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or threatened against Parent or Purchaser that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions contemplated hereby. Neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body that would materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions contemplated hereby.

4.7 Funds. As of the Offer Acceptance Time, Parent will have available cash resources in an amount sufficient to consummate the Transactions contemplated hereby.

4.8 Ownership of Company Common Stock. Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares.

SECTION 5. Certain Covenants of the Company

5.1 Access and Investigation.

(a) During the period from the date of this Agreement until the Effective Time, upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel, properties, assets and to all existing books, Contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) furnish promptly to Parent and Parent’s and its Subsidiaries’ Representatives with such copies of the existing books, contracts, projections, plans, records, filings, submissions, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations’ business, properties, prospects and personnel, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as to not to interfere with the normal operation of the business of the Company; provided, further that no investigation pursuant to this Section 5.1 shall effect or be deemed to modify any representation or warranty made by the Company in this Agreement. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall cause the applicable Representatives of Parent to comply with, all of its confidentiality obligations under the Confidentiality Agreement dated August 11, 2011, as amended, between the Company and Parent (the “Confidentiality Agreement”).

(b) Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney client or other legal privilege (provided, that the Company will nonetheless provide Parent and the applicable Representatives of Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses) or (ii) contravene Antitrust Laws or any other applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including any confidentiality agreement to which the Company or its Affiliates is a party (provided, that the Company shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure). The Company and Parent will each use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

5.2 Notification of Certain Events. Subject to Antitrust Laws and other Legal Requirements, the Company shall (a) provide Parent with advance notice of and an opportunity to attend, in person or telephonically, as an observer, any meetings with the FDA or its advisory committee or the EMA and (b) consider in good faith any comments or other input provided by Parent in respect of the matters considered at such meetings.

5.3 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent, or (z) as set forth in Part 5.3 of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in substantially the same manner as previously conducted and (B) using its commercially reasonable efforts to maintain compliance with all applicable Legal Requirements and the requirements of all Material Contracts; and (ii) the Company shall promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement. The Company shall use commercially reasonable efforts to preserve intact the components of its current business organization including keeping available the services of current officers and key employees and use commercially reasonable efforts to maintain its relations and good will with its suppliers, customers and Governmental Bodies; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

(b) During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement, (y) with the written consent of Parent or (z) as set forth in Part 5.3 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of the Company’s capital stock, or repurchase, redeem or otherwise reacquire any shares of the Company’s capital stock, other than dividends or distributions between or among any of the Acquired Corporations to the extent consistent with past practices;

(ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue (1) Shares upon the valid exercise of Company Options outstanding as of the date of this Agreement or (2) Shares underlying Company Warrants outstanding as of the date hereof);

(iii) split, combine or reclassify its outstanding shares of capital stock of the Company or enter into any agreement with respect to voting of any of the capital stock of any of the Acquired Corporations or any securities convertible into or exchangeable for such capital stock;

(iv) except as contemplated by Section 6.3 or to the extent required by applicable Legal Requirements, (A) enter into, establish, adopt, modify, amend or terminate any Employee Plan or any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or other compensation or benefit plan with, for or in respect of any director, officer, other employee or consultant that would constitute an Employee Plan had it been in effect as of the date of this Agreement, (B) grant any new awards under any Employee Plan, (C) take any action to amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any Employee Plan, (D) increase in any manner the compensation, bonuses, severance pay, termination pay or any other benefits of any current or former Company Associate, (E) pay any bonus to any current or former Company Associate, except for, to the extent unpaid as of the date of this Agreement, such Company Associate’s 2011 annual bonus, which shall be determined in accordance with the terms of the applicable Employee Plan in effect as of the date of this Agreement and based on (x) the actual performance of the applicable Acquired Corporation, determined in good faith in the ordinary course of business and consistent with past practice and (y) such Company Associate’s individual performance, as determined in connection with the Acquired Corporation’s customary employee review process, (F) promote any employee or hire any employee or engage any temporary employee or independent contractor (who is a natural person) other than a replacement hire to fill an existing position or any position set forth in Part 5.3(b)(iv)(F) of the Company Disclosure Schedule that (1) was vacated as a result of attrition and (2) is for a position for which total annual compensation is less than $100,000 or 100,000 Euros, (G) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, to the extent not already provided in any such Employee Plan, (H) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Legal Requirements or (I) issue or forgive any loans (other than routine travel advances issued in the ordinary course of business and the use of Acquired Corporation credit cards in accordance with Acquired Corporation policy) to Company Associates; provided, however, that, the Acquired Corporations: (I) may provide routine, reasonable salary increases to non-executive officer employees in the ordinary course of business and consistent with past practices in connection with the Acquired Corporation’s customary employee review process, in amounts not to exceed 6% per individual and 4% in the aggregate salary amount for all individuals; (II) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (III) accelerate or pro-rate customary annual bonus payments for eligible Company Associates whose employment is terminated before payment of annual bonuses for the year of termination, consistent with past practices in accordance with bonus plans existing on the date of this Agreement;

(v) amend, modify, waive any provision of or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents or the Rights Agreement;

(vi) form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(vii) incur any indebtedness for borrowed money or issue any debt securities or warrants or other rights to acquire debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person, in the case of any of the foregoing, involving an aggregate principal amount or potential guaranteed amount in excess of $25,000 individually or $125,000 in the aggregate, or otherwise incur or modify any material indebtedness or liability;

(viii) pre-pay any long-term debt or accelerate or delay any material payments or the collection of payment due to the Company, except in the ordinary course of business consistent with past practice;

(ix) make any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget attached as Part 5.3(b)(ix) of the Company Disclosure Schedule; or (B) when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget attached as Part 5.3(b)(ix) of the Company Disclosure Schedule, does not exceed $50,000 individually and $250,000 in the aggregate during any calendar quarter);

(x)(i) acquire, lease, license or sublicense any material right or other material asset from any other Person or sell or otherwise dispose of, or lease, license or sublicense, any material right or other material asset to any other Person (other in the ordinary course of business and consistent with past practices), or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any material right or material asset or (ii) enter into any discussion relating to the foregoing with respect to MT103;

(xi) lend money or make capital contributions to or make investments in, any Person except in the ordinary course of business or as required under the Company’s parent guarantee of its Subsidiaries’ obligations, except for short-term borrowings incurred in the ordinary course of business;

(xii) enter into, amend, waive any provision of, modify in any material respect or terminate any Material Contract except in the ordinary course of business consistent with past practice; provided, that any action that would result in a material effect on the operations of the Acquired Corporations shall not be viewed as being in the ordinary course of business;

(xiii) enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to adversely affect MT103 in any material respect;

(xiv) make or change any material Tax election, settle or compromise any material Tax liability, claim or assessment, change any annual Tax accounting period, change or consent to any change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement, surrender any right to claim a material Tax refund, waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment, or incur any material liability for Tax outside the ordinary course of business;

(xv) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business and consistent with past practices; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xvi) settle any Legal Proceeding, other than pursuant to a settlement: (A) that results solely in a monetary obligation involving payment by the Acquired Corporations of not more than the amount specifically reserved in accordance with GAAP with respect to such Legal Proceedings on the Balance Sheet; (B) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $500,000 in the aggregate; or (C) results solely in a monetary obligation that is funded by an insurance policy of the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection (B) are not more than $500,000 in the aggregate (not funded through insurance policies);

(xvii) change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or applicable Legal Requirements;

(xviii) dispose of any MT103 drug substance or drug product inventory (“MT103 Inventory”), including any expired MT103 Inventory, except and only to the extent required by Legal Requirements or Contracts entered into by the Acquired Corporations prior to the date of this Agreement (it being the intent of the parties that the Company otherwise retain MT103 Inventories (including expired inventories) in accordance with applicable Legal Requirements) (it being understood that for purposes of this Section 5.3(b)(xviii), the term “dispose of” refers to any sale, conveyance or any other form of transfer of title or possession of MT103 Inventory by any Acquired Corporation to any other Person, as well as any destruction of MT103 Inventory, or any other action that reduces the Acquired Corporations’ MT103 Inventory, provided, that use of MT103 Inventory in connection with clinical trial work in accordance with existing development plans commenced before the date of this Agreement in the ordinary course of business and consistent with past practices shall not constitute a disposal of MT103 Inventory in contravention of this Section 5.3(b)( xviii));

(xix) enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements, except as required by applicable Legal Requirements; or

(xx) agree or commit to take any of the actions described in clauses (i) through (xix) of this Section 5.3(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time.

5.4 No Solicitation.

(a) During the Pre-Closing Period, the Acquired Corporations shall not, and shall not authorize or permit their Representatives to, directly or indirectly: (i) solicit, initiate, or knowingly induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL) or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the Offer Acceptance Time, this Section 5.4 shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to a bona-fide written Acquisition Proposal that is submitted after the date of this Agreement to the Company by such Person (and not withdrawn) if (1) neither any Acquired Corporation nor any Representative of any of the Acquired Corporations shall have breached or taken any action inconsistent with any of the provisions set forth in Section 1.2(c) or this Section 5.4, (2) the Board of Directors of the

Company concludes in good faith that such bona-fide written Acquisition Proposal would reasonably be expected to lead to a Superior Offer and, after consulting with its outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable Legal Requirements, (3) at least two (2) business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement in a customary form that is no less favorable to the Company than the Confidentiality Agreement (which the Company may negotiate with the Person during the two (2) business day notice period), and (4) the Company concurrently furnishes all such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished or made available by the Company to Parent or Parent’s Representatives). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of the Company or any Acquired Corporation acting on behalf of the Company or any Acquired Corporation, shall be deemed to constitute a breach of this Section 5.4 by the Company.

(b) During the Pre-Closing Period, the Company shall promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations including (A) the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request and (B) a copy of all written materials and communications provided in connection with such Acquisition Proposal, inquiry, indication of interest or request submitted by any Person during the Pre-Closing Period. After receipt of the Acquisition Proposal, inquiry, indication of interest or request, the Company shall continue promptly (and in any event within twenty-four (24) hours) to keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, inquiry, indication of interest or request (including notice of all material amendments or proposed material amendments thereto) and provide to Parent a copy of all written materials subsequently provided to any Acquired Corporation or its Representatives in connection with such Acquisition Proposal, inquiry, indication of interest or request.

(c) As of the date of this Agreement, the Acquired Corporations shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal. The Company shall promptly (but in no event later than five (5) calendar days following the execution of this Agreement) demand that each Person that has heretofore executed a confidentiality agreement with any Acquired Corporation or any of its Affiliates or Representatives with respect to such Person’s consideration of a possible Acquisition Proposal or equity investment at any time after January 1, 2011 (other than agreements that have expired by their terms) to immediately return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished by any Acquired Corporation or any of its Affiliates or Representatives to such Person, its Subsidiaries or any of its or their Affiliates or Representatives.

(d) The Company agrees, except as determined by the Company’s Board of Directors in good faith after consultation with outside counsel that the failure to take such action would constitute a breach of fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, not to release or permit the release during the Pre-Closing Period of any Person from, or to waive or permit the waiver of any provision of, the Company Rights Agreement or any confidentiality, “standstill”, or similar agreement to which any of the Acquired Corporations is a party and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of Parent.

5.5 Third Party Notices. The Company shall coordinate with and reasonably assist Parent in the preparation and distribution of notices informing all material Collaboration Partners of the Offer and Merger. The Company shall also provide Parent with reasonable status updates in respect of any change of control notices required to be delivered pursuant to any Material Contract.

SECTION 6. Additional Covenants of the Parties

6.1 Stockholder Approval; Proxy Statement.

(a) If the adoption of this Agreement by the Company’s stockholders is required by Legal Requirements in order to consummate the Merger, then the Company shall, subject to Sections 1.2(b), 1.2(c) and 5.4, and as promptly as practicable following the expiration of the Offer, take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Shares to vote on the adoption of this Agreement and approval of the Merger (the “Company Stockholders’ Meeting”). The Company shall ensure that all proxies solicited by the Company in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) If the adoption of this Agreement by the Company’s stockholders is required by applicable Legal Requirements in order to consummate the Merger, then the Company shall, subject to Sections 1.2(b), 1.2(c) and 5.4, as soon as practicable following the expiration of the Offer, prepare and file with the SEC the Proxy Statement and shall use all reasonable efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company’s stockholders, as promptly as practicable. Parent and Purchaser will provide to the Company any information with respect to Parent and Purchaser and their respective officers, directors, Affiliates and agents required to be provided in the Proxy Statement under applicable Legal Requirements or as reasonably requested by the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall give Parent an opportunity to review any written correspondence with the SEC or its staff or any proposed material to be included in the Proxy Statement prior to transmission to the SEC or its staff and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements, and the Company further agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff).

(c) Notwithstanding anything to the contrary contained in this Agreement, if Purchaser shall own by virtue of the Offer or otherwise at least 90% of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the merger of Purchaser and the Company to become effective as soon as reasonably practicable after the expiration of the Offer without a stockholders’ meeting in accordance with Section 253 of the DGCL.

(d) Parent agrees to cause all Shares owned by Parent or any subsidiary of Parent to be voted in favor of the adoption of the Agreement at the Company Stockholders’ Meeting.

6.2 Filings and Approvals.

(a) Without limiting the generality of anything contained in this Section 6.2, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement, and Legal Requirements to consummate and make effective the Offer and the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Body in order to consummate the Offer and the Transactions; provided, that, in connection with obtaining any waivers and consents, the Company shall not agree to any change to such Contracts that would be adverse to the interest of the Company, its Subsidiaries or, after the Merger, Parent without the prior written consent of Parent.

(b) In furtherance and not in limitation of the foregoing, each of the Company, Parent and Purchaser (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than February 6, 2012, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Offer and the Merger and the other transactions contemplated hereby; and shall use commercially reasonable efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; and (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under the GWB (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by any Governmental Body in connection with the Transactions as well as any information required to be submitted to comply with, or a statement of reasons for noncompliance with, a request for additional information in order to commence or end a statutory waiting period, (iv) use commercially reasonable efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Transactions, and (v) promptly take, and cause its Affiliates to take, all reasonable actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Transactions; provided that the Acquired Corporations will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Acquired Corporations only in the event the Closing occurs; provided, further that the Acquired Corporations shall only be permitted to take or commit to take any such action, or agree to any such condition or restriction, with the prior written consent of Parent.

(c) Without limiting the generality of anything contained in this Section 6.2, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Transactions, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Transactions or regarding any such request, inquiry, investigation, action or Legal Proceeding, and provide a copy of all written communications and (iv) pull and refile any notice under the HSR Act only if the other parties agree. Subject to Legal Requirements relating to the sharing of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the Offer and the Transactions (including the Offer Documents and the Proxy Statement) and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that with respect to any documents or materials required to be filed under the HSR Act or the GWB, or other laws of any other applicable jurisdiction that contain information that is confidential or proprietary to the providing party (including any so called 4(c) or 4(d) documents), such party shall not be required to provide such information to the other party and may submit such information directly to the third party and/or Governmental Body; provided, further, that if review of any information would be material in connection with any second request (or similar process outside of the United States) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d) Nothing in this Section 6.2 shall require, or be construed to require, Parent to agree to commit to any divestitures or licenses or to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any sale or license, or agreement to sell or license by the Company, of any of its assets or businesses) or to agree to any changes or restrictions in the operations of any such assets or businesses in each case to the extent such action would reasonably be expected to, individually or in the aggregate, (x) restrict in any material respect or otherwise negatively and materially impact the operation or ownership by Parent, the Surviving Corporation, the Company and/or any of their respective Subsidiaries or Affiliates of the Shares, the businesses or assets of the Surviving Corporation, the Company and/or their Subsidiaries, taken as a whole or (y) restrict in any material respect or otherwise negatively and materially impact the operations, businesses or assets of Parent and its Affiliates (excluding the Company and its Subsidiaries), taken as a whole (it being agreed and understood that materiality for purposes of this clause (y) shall be determined assuming Parent and its Affiliates, taken as a whole, were the size of the Company and its Subsidiaries, taken as a whole).

6.3 Stock Options/Warrants.

(a) At the Effective Time, each outstanding Company Option, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest), after giving effect to any accelerated vesting at the time of Effective Time contemplated under this Agreement or under the terms of any Company Employee or individual award agreements, for the portion of each Company Option that is (i) vested and exercisable as of the Effective Time, an amount in cash, payable as soon as reasonably practicable (but no later than the second payroll period) after the Effective Time, equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such vested portion of the Company Option, and (B) the number of Shares underlying the vested portion of such Company Option, and (ii) not vested as of the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such unvested portion of the Company Option, and (B) the number of Shares underlying the unvested portion of such unvested Company Option, payable no later than the second payroll period after the applicable vesting date of such unvested portion of the Company Option, provided, that the unvested portion of the Company Option shall remain subject to the same vesting schedule and other relevant terms applicable to the Company Option as in effect before the Effective Time and the holder of a Company Option must remain in service to the Parent, Company or any of their affiliates through the applicable vesting date to receive payment in respect thereof); provided, further, that the portion of any such Company Option that, per its terms, remains outstanding and unvested as of December 15, 2012, shall vest on December 15, 2012, and the cash amount determined pursuant to this Section 6.3(a)(ii) in respect thereof shall be paid no later than

December 31, 2012 or shall vest in full earlier if the Company Option holder’s service to the Parent, Company or their affiliates terminates without “Cause” (including because of the holder’s death or disability) or resigns for “Good Reason” (each as defined below) before December 15, 2012, in which case payment of the amounts herein shall be made by no later than the second payroll period after the date of such termination; provided, further, that any holder of a Company Option who is entitled to accelerated vesting upon the Offer Acceptance Time notwithstanding the substitution and replacement of the Company Option as set forth in this Section 6.3(a)(ii), whether pursuant to a Company Employee Agreement, award agreement or otherwise, shall have the accelerated vesting applied pro rata, on a grant by grant basis, to each vesting tranche subject to such accelerated vesting, such that the portion of each such vesting tranche that is not accelerated will remain subject to the same vesting schedule in effect as of the date of this Agreement. The foregoing conversion shall be determined and interpreted in a manner consistent with the requirements of Section 409A of the Code. Notwithstanding the foregoing, the unvested portion of any Company Option held by an individual who is a non-employee member of the Board of Directors of the Company at the time of Effective Time shall be accelerated and become exercisable in full upon the Effective Time. For purposes of this Section 6.3(a), the terms “Cause” and “Good Reason” shall have the meanings set forth in the Company Equity Plan applicable to such Company Option or in any individual employment agreement, if applicable.

(b) Prior to the Offer Acceptance Time, the Company shall take all actions necessary or required under the ESPP (including, if appropriate, amending the terms of the ESPP) and Legal Requirements to terminate the ESPP effective as of the Expiration Date, and shall cause each ESPP participant’s then current ESPP account balance to be distributed in cash to such employee at the time of plan termination.

(c) At or prior to the Effective Time, the Acquired Corporations, the Board of Directors of the Company and the Compensation Committee (as defined below), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Sections 6.3(a) and (b).

(d) Following the Closing Date, Parent shall cause the Surviving Corporation to assume, exchange or make payment with respect to all outstanding Company Warrants and shall take all actions necessary and required to comply with the terms of such Company Warrants.

6.4 Employee Benefits. For a period commencing upon the Effective Time and continuing through the end of the year in which the Effective Time occurs, Parent shall provide to each employee of the Acquired Corporations who continues to be employed by Parent, the Surviving Corporation (or any Subsidiary thereof) (the “Continuing Employees”) total compensation (including employee benefits other than equity based compensation and retention benefits and based on bonus opportunity rather than actual bonus payments) that is at least substantially comparable in the aggregate to the compensation provided to such Continuing Employees immediately prior to the execution of this Agreement. In addition, notwithstanding the foregoing, Continuing Employees shall be eligible for severance benefits as set forth in Part 6.4 of the Company Disclosure Schedule. Without limiting the foregoing:

(a) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation subject to the cap on vacation accrual set forth in Parent’s vacation policy and subject to applicable Legal Requirements; provided that the accrued but unused personal, sick or vacation time of each such Continuing Employee in excess of 80% of such cap shall be paid by Parent, the Surviving Corporation (or any other Subsidiaries of Parent) as soon as practicable to such Continuing Employee at such employee’s compensation rate in effect as of the Effective Time.

(b) If requested by Parent at least ten (10) business days prior to the Offer Acceptance Time, the Acquired Corporations shall terminate any and all Employee Plans intended to qualify under Section 401(k) of the Code, effective not later than the business day immediately preceding the Offer Acceptance Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Acquired Corporations shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than business day immediately preceding the Offer Acceptance Time.

(c) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that they were eligible to participate in such plans prior to the Closing; provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period) Parent shall use commercially reasonable efforts to cause the Continuing Employees to be eligible to participate in Parent’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent (taking into account job location). To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use commercially reasonable efforts to cause such health or welfare benefit plan to (to the extent that it would not result in any duplication of benefits), for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual or participation, credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

(d) Nothing in this Section 6.4 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any particular Employee Plan, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance their terms, (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment or (iv) create any third-party beneficiary rights in any employee of the Acquired Corporations or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or the Company or under any benefit plan which Parent, any Acquired Corporation or the Surviving Corporation may maintain.

(e) During the Pre-Closing Period, the Acquired Corporations shall use commercially reasonable efforts not to communicate with employees of the Acquired Corporations regarding the compensation, benefits or other treatment they will receive after consummation of the Offer or the Merger, unless any such communications are consistent with those developed in consultation with Parent or this Section 6.4; provided, that, Parent shall use commercially reasonable efforts to develop such a communication plan with the Company.

6.5 Compensation Arrangements. Prior to the Offer Acceptance Time, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) will cause each Employee Plan and Company Employee Agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company (each a “Compensation Arrangement”) to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.6 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Acquired Corporations existing in favor of those Persons who are directors and officers of any Acquired Corporation (when acting in such capacity) as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Acquired Corporations (as in effect as of the date of this Agreement, and provided to Purchaser or its Representatives on or prior to the date of this Agreement) and as provided in the Indemnity Agreements (as in effect as of the date of this Agreement, and provided to Purchaser or its Representatives on or prior to the date of this Agreement), shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 6.6(a) and the indemnification rights provided under this Section 6.6(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent that the Acquired Corporations would have been permitted to under applicable Legal Requirements and their respective certificates of incorporation or by-laws or other organizational documents, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable costs and expenses (including attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.6(b) within fifteen (15) days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings to repay such advanced costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification.

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form made available by the Company to Parent or Parent’s Representatives on or prior to the date of this Agreement on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy or prior to the Effective Time and the Company may purchase a six-year “tail” policy for the existing policy; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one year an amount in excess of the amount set forth on Part 6.6(c) of the Company Disclosure Schedule, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, or if such coverages are not available, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event the Company or the Surviving Corporation or its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of the Company or the Surviving Corporation or its Subsidiaries, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.6.

(e) The provisions of this Section 6.6 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 6.6 may not be amended, altered or repealed after the Offer Acceptance Time without the prior written consent of the affected Indemnified Person.

6.7 Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any securityholder litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such securityholder litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such securityholder litigation brought, or threatened, against the Company and/or members of its Board of Directors.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter the Acquired Corporations shall use commercially reasonable efforts to consult, if practicable, with Parent and Parent shall use commercially reasonable efforts to consult, if practicable, with the Company before issuing any press release or otherwise making any public statement with respect to the Offer, the Merger or any of the other Transactions. Notwithstanding the foregoing, and except as otherwise provided in this Agreement, including the Company’s obligations under Sections 1.2 and 5.4: (a) each party may, without complying with the foregoing obligations, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties or individually, if approved by the other party; (b) a party may, without complying with the foregoing obligations, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; (c) the Company need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made with respect to any bona-fide written Acquisition Proposal (including any “stop, look and listen” release), Superior Offer or Adverse Change Recommendation; provided, however, that upon issuing any such release as provided in clause (b) or (c) above, the Company shall, as soon as reasonably practicable, give Parent notice of and a written copy of such release; and (d) Parent need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made in response to any press release, public statement or filing made by the Company described in clause (c) above. In addition, during the Pre-Closing Period, the parties shall coordinate with each other and the other’s Representatives with respect to communications with Company Associates regarding post-Closing transition, integration and related matters; provided, however, that any such communications shall be conducted at Parent’s expense, at a reasonable time, jointly and under the supervision of personnel of the Company and conducted in such a manner as to not interfere with the normal operation of the business of the Company.

6.9 Resignation of Directors. The Company shall use its best efforts to obtain and deliver to Parent on or prior to the Offer Acceptance Time the resignation of the Company’s directors as required by Section 1.3.

6.10 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, the Company and its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and thereby and otherwise act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

(b) Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has, (x) with respect to the Company, had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (y) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the Transactions, (ii) would cause or constitute a breach of any of its representations, warranties or covenants contained herein or (iii) is reasonably likely to result in any of the conditions set forth in Section 7 or in Annex I not being able to be satisfied prior to the End Date.

6.11 Section 16 Matters. The Company’s Board of Directors shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares in the Offer and the deemed disposition and cancellation of Shares and Company Options in the Merger by applicable individuals.

6.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

SECTION 7. Conditions Precedent to The Merger

The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 Stockholder Approval. If required by applicable Legal Requirements, this Agreement shall have been duly adopted by the Required Company Stockholder Vote.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.3 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer (including pursuant to any “subsequent offer period” provided by Purchaser pursuant to this Agreement, if any) and not withdrawn.

SECTION 8. Termination

8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company by written notice to the other if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if a breach by such party of any provision of this Agreement shall have proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer;

(c) by either Parent or the Company by written notice to the other if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

(d) by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so, (i) the Company’s Board of Directors shall have made an Adverse Change Recommendation, or approved or recommended any Acquisition Proposal (provided that, any written notice, including pursuant to Section 1.2, of the Company’s intention to make an Adverse Change Recommendation in advance of making an Adverse Recommendation Change shall not result in Parent having any termination rights pursuant to this Section 8.1(d) unless such written notice constitutes an Adverse Change Recommendation), (ii) the Company shall have entered into any letter of intent, agreement in principle or definitive agreement with respect to any Acquisition Proposal, (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9, or (iv) the Company’s Board of Directors fails to publicly reaffirm the Company Board Recommendation within ten (10) calendar days after receipt of a written request by Parent to provide such reaffirmation following a publicly made Acquisition Proposal;

(e) by the Company by written notice to Parent if Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if a breach by the Company of any provision of this Agreement shall have proximately caused the occurrence of the event which gave rise to the termination right under this Section 8.1(e);

(f) by either Parent or the Company by written notice to the other if the Offer Acceptance Time shall not have occurred on or prior to the close of business on the date that is the End Date; provided, however, that neither party shall be permitted to terminate this Agreement pursuant to this Section 8.1(f) if a breach by it of any provision of this Agreement shall have proximately caused the failure of the Offer Acceptance Time to have so occurred ;

(g) by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into the Specified Agreement (as defined below) relating to such Superior Offer, if (i) such Superior Offer shall not have resulted from any breach of Section 5.4, (ii) the Board of Directors of the Company, after satisfying all of the requirements set forth in Sections 1.2(b) and 1.2(c), shall have authorized the Company to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (the “Specified Agreement”); and (iii) the Company shall pay the Termination Fee immediately prior to, and enter into the Specified Agreement concurrently with, the termination of this Agreement pursuant to this Section 8.1(g);

(h) by Parent by written notice to the Company at any time prior to the Offer Acceptance Time, (i) if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that would cause a failure of the conditions in Annex I to exist; provided, however, that, for purposes of this Section 8.1(h), if such a breach is curable by the Company within the earlier of the End Date and forty-five (45) days of the date Parent gives the Company notice of such breach and the Company is continuing to use its reasonable best efforts to cure such breach, then Parent may not terminate this Agreement under this Section 8.1(h) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such forty-five (45) day period or (ii) if the Company shall have materially breached any of its obligations under Section 5.4; or

(i) by the Company by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in this Agreement on the part of Parent shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions; provided, however, that, for purposes of this Section 8.1(i), if such a breach is curable by Parent within the earlier of the End Date and forty-five (45) days of the date the Company gives Parent notice of such breach and Parent is continuing to use its reasonable best efforts to cure such breach, then the Company may not terminate this Agreement under this Section 8.1(i) on account of such breach unless such breach shall remain uncured upon the earlier of the End Date and the expiration of such forty-five (45) day period.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any party from any liability for any willful breach hereof prior to the date of termination.

8.3 Expenses; Termination Fee.

(a) Except as set forth in Section 8.3(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) If (i) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(f), (B) after the date of this Agreement and at or prior to the time of the termination of this Agreement an Acquisition Proposal, shall have been publicly made, commenced or submitted or announced and not withdrawn, and (C) the Company consummates or is subject to a Specified Acquisition Transaction within 365 days after such termination or the Company or any of its Representatives signs a definitive agreement within 365 days after such termination providing for a Specified Acquisition Transaction, (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d) or Section 8.1(h)(ii) or (iii) this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall pay to Parent, in cash at the time specified in the next sentence a nonrefundable fee in the amount equal to $40 million (the “Termination Fee”). Any Termination Fee shall be paid as follows: (x) in the case of clause (b)(i) of the preceding sentence of this Section 8.3(b), upon the earlier of two (2) business days after the entry into an agreement with respect to a Specified Acquisition Transaction or concurrent with the consummation of a Specified Acquisition Transaction and (y) in the case of clause (b)(ii) of the preceding sentence of this Section 8.3(b), within two (2) business days following termination of this Agreement, and (z) in the case of clause (b)(iii) of the preceding sentence of this Section 8.3(b), concurrently with a termination of this Agreement under Section 8.1(g) as therein provided as a condition to the effectiveness of such termination. Any Termination Fee due under this Section 8.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. The Company and Parent acknowledge and agree that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

SECTION 9. Miscellaneous Provisions

9.1 Amendment. Prior to the Effective Time, subject to Sections 1.3 and 6.6(e), this Agreement may be amended with the mutual agreement of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (ii) if any such action is commenced in a state court, then, subject to applicable Legal Requirements, no party shall object to the removal of such action to any federal court located in Delaware; (iii) each of the parties irrevocably waives the right to trial by jury; and (iv) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or the Offer were revoked, withdrawn, amended, modified or supplemented prior to the Expiration Date otherwise than in the accordance with this Agreement. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to prevent revocation, withdrawal, modification or supplementation of the Offer prior to the Expiration Date and to enforce specifically the terms and provisions of this Agreement and the Offer, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

9.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a sum for its reasonable attorneys’ fees incurred in such action or suit.

9.7 Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that (a) Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly-owned directly by Parent without the consent of the Company and (b) Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that is wholly-owned directly by Parent without the consent of the Company, provided that Parent shall not be relieved of any of its obligations hereunder.

9.8 No Third Party Beneficiaries. Except as set forth in Section 6.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered and received (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by facsimile or email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed if transmitted by facsimile transmission, or (d) if sent by facsimile or email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed if transmitted by facsimile transmission, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or facsimile number set forth beneath the name of such party in Schedule 2 (or to such other physical address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.10 Cooperation. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto shall negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.12 Obligation of Parent. Parent shall ensure that each of Purchaser and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Purchaser and the Surviving Corporation under this Agreement, and following the Effective Time Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

MICROMET, INC.

By:	/s/ Christian Itin
Name:	Christian Itin, Ph.D.
Title:	President and Chief Executive Officer

AMGEN INC.

By:	/s/ Robert A. Bradway
Name:	Robert A. Bradway
Title:	President and Chief Operating Officer

ARMSTRONG ACQUISITION CORP.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel
and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

2000 Plan. “2000 Plan” is defined in Section 3.3(d) of the Agreement.

2003 Plan. “2003 Plan” is defined in Section 3.3(d) of the Agreement.

2006 Plan. “2006 Plan” is defined in Section 3.3(d) of the Agreement.

Acquired Corporation Returns. “Acquired Corporation Returns” is defined in Section 3.15(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions (other than the Transactions) involving:

(a) any merger, consolidation, business combination or similar transaction involving any Acquired Corporation;

(b) any direct or indirect sale, license, lease, transfer, exchange or other disposition (including any license, collaboration, disposition or revenue-sharing arrangement), in one transaction or a series of transactions, including by merger, consolidation, business combination, share exchange, joint venture, extraordinary dividend, recapitalization, corporate reorganization or otherwise, of any business or assets (including MT103 or any other BiTE antibody) representing, or that would represent after giving effect to the transaction, 20% or more of the assets, net revenues or net income of any of the Acquired Corporations;

(c) any issuance, sale, or other disposition, in one transaction or series of transactions, including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company (or 20% or more of the voting power of any of the other Acquired Corporations);

(d) any transaction, including any tender offer or exchange offer, that if consummated would result in or would reasonably be expected to result in any Person or group beneficially owning 15% or more of the voting power of the Company (or in the case of the other Acquired Corporations, 20% or more of the voting power of any such

Acquired Corporation) or in which any Person or group shall acquire the right to acquire beneficial ownership of 15% or more of the outstanding voting power of the Company (or in the case of the other Acquired Corporations, 20% or more of the voting power of any such Acquired Corporation); or

(e) any combination of the foregoing.

Adverse Change Recommendation. “Adverse Change Recommendation” is defined in Section 1.2(b)(i) of the Agreement.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Antitrust Condition. “Antitrust Condition” shall refer to the condition described in (2)(d) of Annex I of the Agreement.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Balance Sheet. “Balance Sheet” is defined in Section 3.6 of the Agreement.

BfArM. “BfArM” shall mean the Bundesinstitut für Arzneimittel und Medizinprodukte, known in English as the German Federal Institute for Drugs and Medical Devices.

BI Agreement. “BI Agreement” shall mean that certain Collaboration and License Agreement, dated as of May 5, 2010, by and between Micromet AG and Boehringer Ingelheim International GmbH.

Book-Entry Shares. “Book-Entry Shares” is defined in Section 1.4(d).

business day. “business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Exchange Act.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(xiv) of the Agreement.

Change of Recommendation Notice. “Change of Recommendation Notice” is defined in Section 1.2(c) of the Agreement.

Closing. “Closing” is defined in Section 2.3 of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3 of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Collaboration Partners. “Collaboration Partners” means any of the Company’s licenses or research development, collaboration, supply, manufacturing or similar commercialization partners with respect to the Company Products.

Collaboration Agreements. “Collaboration Agreements” is defined in Section 3.9(a)(xvi).

Company. “Company” is defined in the preamble to the Agreement.

Company Associate. “Company Associate” means any employee (including officers) of the Acquired Corporations and any other individual who is a director of any of the Acquired Corporations.

Company Board Recommendation. “Company Board Recommendation” is defined in Section 1.2(a) of the Agreement.

Company Charter Documents. “Company Charter Documents” shall mean the Company’s certificate of incorporation and bylaws, each as amended.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.00004 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; or (b) by which any of the Acquired Corporations or any Company IP or any other asset of any of the Acquired Corporations is bound or under which any of the Acquired Corporations has any obligation.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent immediately prior to the execution of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any contractual obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Plans. “Company Equity Plans” shall mean the 2000 Plan, 2003 Plan, 2006 Plan and ESPP.

Company IP. “Company IP” shall mean (a) all Owned Company IP, (b) all Licensed Company IP and (c) all material Intellectual Property Rights licensed by the Acquired Corporations on a non-exclusive basis or on an exclusive basis for which an Acquired Corporation has no current prosecution or maintenance obligations.

Company Options. “Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company’s Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.0004 par value per share, of the Company.

Company Products. “Company Products” shall mean, any biopharmaceutical product derived from a formulation currently being researched, tested, developed, manufactured or distributed by an Acquired Corporation of any of the following: “MT103,” “MT110,” “MT111,” “MT112,” “MT114,” “MT118,” “MT120,” “MT201” and “MT203”.

Company Registered IP. “Company Registered IP” shall have the meaning set forth in Section 3.8(a) of this Agreement

Company Rights Agreement. “Company Rights Agreement” shall mean the Rights Agreement dated as of November 3, 2004 between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent, as amended by the First Amendment to Rights Agreement dated March 17, 2006 between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent, and the Certificate of Designations of Series A Junior Participating Preferred Stock, and any subsequent amendment thereto.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Stockholders’ Meeting. “Company Stockholders’ Meeting” is defined in Section 6.1(a) of the Agreement.

Company Warrants. “Company Warrants” shall mean all warrants to purchase Shares listed on Part 3.3(g) of the Company Disclosure Schedule.

Compensation Arrangement. “Compensation Arrangement” is defined in Section 6.5.

Compensation Committee. “Compensation Committee” is defined in Section 6.5 of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1(a) of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Directors. “Continuing Directors” is defined in Section 1.3(b) of the Agreement.

Continuing Employees. “Continuing Employees” is defined in Section 6.4 of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, sublease, understanding, instrument, bond, debenture, note, mortgage, indenture, loan, credit agreement, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, including all amendments, supplements or modifications thereto.

Debt. “Debt” shall mean the Company’s and the other Acquired Corporations (a) liabilities for borrowed money, whether secured or unsecured, and obligations evidenced by bonds, debentures, notes or similar debt instruments, (b) liabilities for the deferred purchase price of any property, (c) liabilities in respect of any lease of (or other arrangements conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (d) obligations under derivative contracts (valued at the termination value thereof) and any interest rate agreements and currency agreements, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (f) liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in the foregoing clauses (a) through (e) to the extent of the obligation secured, and (g) all liabilities for guarantees of another Person (other than the Company or any of its Subsidiaries) in respect of liabilities of the type set forth in the foregoing clauses (a) through (f).

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.16(d) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3 of the Agreement.

Employee Plan. “Employee Plan” shall mean any employment salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation rights, stock based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement (including any

Company Employee Agreement) and each other employee benefit plan, program, policy, practice or arrangement, in each case whether written or unwritten, including any “employee benefit plans” within the meaning of Section 3(3) of the ERISA, that are sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations or with respect to which any potential liability is borne by any Acquired Corporation or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company within the meaning of Section 414 of the Code, for the benefit of any current or former officer, employee, director, manager or consultant of any of the Acquired Corporations.

EMA. “EMA” shall refer to the European Medicines Agency.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” shall mean June 25, 2012.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement or Government Authorization relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” shall mean any employers, whether or not incorporated, that would be treated together with any Acquired Corporation as a single employer within the meaning of Section 414 of the Code.

ESPP. “ESPP” is defined in Section 3.3(d) of the Agreement.

Event of Default. “Event of Default” shall mean the occurrence of any one or more of the following events (regardless of the reasons therefor) (a) Parent’s or Purchaser’s failure to pay or discharge its obligations in full in accordance with the terms of the promissory note, (b) Parent’s or Purchaser’s failure to observe or perform any other material covenant, obligation, condition or agreement contained in the promissory note which failure remains unremedied for more than thirty (30) days after written notice of such failure has been delivered to Parent or Purchaser, (c) the commission of any act of bankruptcy by Parent or Purchaser, the execution by Parent or Purchaser of a general assignment for the benefit of creditors, the filing by or against Parent or Purchaser of a petition in bankruptcy or any petition for relief under the federal bankruptcy act and the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of Parent or Purchaser, or (d) the liquidation, dissolution or winding up of Parent or Purchaser, whether voluntary or involuntary.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Expiration Date. “Expiration Date” is defined in Section 1.1(d) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetics Act, as amended, and all related rules, regulations and guidelines.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

GmbHG. “GmbHG” shall mean the German Law Pertaining to Companies with Limited Liability (Gesetz betreffend die Gesellschaften mit beschränkter Haftung).

Good Clinical Practice. “Good Clinical Practice” shall have the meaning set forth in the FDCA.

Good Laboratory Practice. “Good Laboratory Practice” shall have the meaning set forth in the FDCA.

Good Manufacturing Practice. “Good Manufacturing Practice” shall have the meaning set forth in the FDCA.

Government Contract. “Government Contract” shall mean any Contract to which an Acquired Corporation is a party and that involves the supply of goods or services directly to a Governmental Body, including a subcontract at any tier or level below a prime contract.

Governmental Authorization. “Governmental Authorization” shall mean all material licenses, permits, franchises, variances, exemptions, orders, consents, approvals and clearances, including all authorizations under the FDCA, the PHSA, applicable European Directives and Legal Requirements of any similar Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

GWB. “GWB” shall mean Section 35 et seq. of the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen).

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

ICH. “ICH” shall refer to the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.

Inbound License. “Inbound License” is defined in Section 3.8(c) of the Agreement.

Indemnified Persons. “Indemnified Persons” is defined in Section 6.6(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.6(b) of the Agreement.

Indemnity Agreements. “Indemnity Agreements” is defined in Section 3.19 of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(d) of the Agreement.

Intellectual Property. “Intellectual Property” shall mean United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, inventions, trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, copyrights, including registrations and applications for registration thereof, software, formulae, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such samples, studies and summaries) and other intellectual property, whether patentable or not.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above.

International Employee Plan. “International Employee Plan” is defined in Section 3.16(d) of the Agreement.

IP Contract. “IP Contract” is defined in Section 3.8(c) of the Agreement.

IRS. “IRS” shall mean the Internal Revenue Service.

Kingsbridge Agreement. “Kingsbridge Agreement” is defined in Section 3.3(b) of the Agreement.

knowledge. “knowledge” with respect to (a) the Company shall mean with respect to any matter in question the actual knowledge of the individuals named in Part A.1 of the Company Disclosure Schedule after due inquiry of the matter in question (it being understood and agreed that reasonable inquiry shall only require an inquiry with Company Associates set forth on Part A.2 of the Company Disclosure Schedule) and (b) Parent or Purchaser shall mean with respect to any matter in question the actual knowledge of Parent’s executive officers after due inquiry of the matter in question. With respect to matters involving Intellectual Property, knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers or any other Company Associates.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Leased Personal Property. “Leased Personal Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, directive, ruling, judgment, order, injunction, arbitration award, agency requirement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

Licensed Company IP. “Licensed Company IP” shall mean all patents, patent applications, including provisional applications, invention disclosures, inventions, formulae, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and materials exclusively licensed to an Acquired Corporation (except for which an Acquired Corporation has no current prosecution or maintenance obligations).

Licensed Registered IP. “Licensed Registered IP” is defined in Section 3.8(a) of the Agreement.

Material Adverse Effect. An event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Corporations taken as a whole if such event, occurrence, violation, inaccuracy, circumstance or other matter had or would reasonably be likely to have a material adverse effect on (a) the assets, liabilities, business, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations: (i) any change in the market price or trading volume of the Shares; (ii) any event, occurrence, circumstance, change or effect arising from the announcement or pendency of the Transactions to the extent attributable to the identity of Parent; (iii) any event, circumstance, change or effect in the national, European or international economy, biopharmaceutical industry or financial markets generally unless such event, circumstance, change or effect materially and disproportionately impacts the Acquired Corporations, taken as a whole, compared to other participants in the biopharmaceutical industry; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event unless such event, circumstance, change or effect materially and disproportionately impacts the Acquired Corporations, taken as a whole, compared to other participants in the biopharmaceutical industry; (v) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections or the results of operations; (vi) any adverse effect arising directly from or otherwise directly relating to any action taken by the Acquired Corporations at the direction of Parent pursuant to Section 6.4(b) or the failure of the Acquired Corporations to take any action that the Acquired Corporations are specifically prohibited by Section 5.3(b) from taking and that was not consented to by Parent; or (vii) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP) unless such event, circumstance, change or effect materially and disproportionately impacts the Acquired Corporations, taken as a whole, compared to other participants in the biopharmaceutical industry; provided, however, that the exceptions in clauses (i) and (v) shall not apply to the underlying causes of any such change or failure or prevent any of such underlying causes from being taken into account in determining whether a Material Adverse Effect has occurred.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Section (1)(b) of Annex I to the Agreement.

MT103. “MT103” shall mean the Company’s product candidate known as the BiTE antibody blinatumomab.

MT103 Inventory. “MT103 Inventory” is defined in Section 5.3(b)(xviii).

NASDAQ. “NASDAQ” shall mean The NASDAQ Stock Market LLC.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.2(c) of the Agreement.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(h) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(c) of the Agreement.

Outbound License. “Outbound License” is defined in Section 3.8(c) of the Agreement.

Owned Company IP. “Owned Company IP” shall mean all patents, patent applications, including provisional applications, invention disclosures, inventions, formulae, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and materials owned by or purported to be owned by any Acquired Corporation.

Parent. “Parent” is defined in the preamble to the Agreement.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean any Encumbrance that (a) arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) represents the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law or (c) in the case of any Contract, are restrictions against the transfer or assignment thereof that are included in the terms of such Contract.

Person. “Person” shall mean any individual, Entity or Governmental Body.

PHSA. “PHSA” shall mean the Public Health Service Act of 1944, as amended.

Pre-Closing Period. “Pre-Closing Period” shall mean the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1.

Proxy Statement. “Proxy Statement” shall mean the proxy or information statement of the Company to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, advisors and representatives.

Required Company Stockholder Vote. “Required Company Stockholder Vote” shall mean the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders’ Meeting.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(d) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(h) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital A of the Agreement.

Specified Acquisition Proposal. “Specified Acquisition Proposal” shall mean any written offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating any Specified Acquisition Transaction.

Specified Acquisition Transaction. “Specified Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, business combination or similar transaction involving any Acquired Corporation;

(b) any direct or indirect sale, license, lease, transfer, exchange or other disposition (including any license, collaboration, disposition or revenue-sharing arrangement), in one transaction or a series of transactions, including by merger, consolidation, business combination, share exchange, joint venture, extraordinary dividend, recapitalization, corporate reorganization or otherwise, of any business or assets (including MT103 or any other BiTE antibody) representing, or that would represent after giving effect to the transaction, 50% or more of the consolidated assets, net income or net revenues of the Acquired Corporations; provided that if the Specified Acquisition Transaction is for a license or collaboration, such transaction shall only be deemed a Specified Acquisition Transaction if it is entered into with a Person or its Affiliates that had publicly made an Acquisition Proposal after the date hereof and prior to the termination of this Agreement;

(c) any issuance, sale, or other disposition, in one transaction or series of transactions, including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 50% or more of the voting power of the Company;

(d) any transaction, including any tender offer or exchange offer, that if consummated would result in or would reasonably be expected to result in any Person or group beneficially owning 50% or more of the voting power of the Company or in which any Person or group shall acquire the right to acquire beneficial ownership of 50% or more of the outstanding voting power of the Company; or

(e) any combination of the foregoing.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(g) of the Agreement.

Stockholder Tender Agreements. “Stockholder Tender Agreements” is defined in Recital E of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or economic interests of such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited, bona-fide written Acquisition Proposal made by a third party after the date of this Agreement and not resulting from a breach of Section 5.4 pursuant to which such third party would acquire 80% or more of the voting power of the Company or the assets of the Acquired Corporations on a consolidated basis on terms that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to the Company’s stockholders than the terms of the Offer and the Merger and is reasonably capable of being completed on the terms proposed taking into account all relevant factors, including the terms and conditions of the Acquisition Proposal, including price, form of consideration, closing conditions, anticipated timing of consummation of the transaction and for, which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available by the Company’s Board of Directors.

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean (a) any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations and (b) Section 203 of the DGCL.

Tax. “Tax” shall mean any tax (including any federal, state, local and foreign income tax, franchise tax, profits tax, capital gains tax, gross receipts tax, value added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, environmental tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, capital stock tax, severances tax, disability tax, production tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), and any charge or amount (including any fine, penalty, interest or addition and any interest in respect of such penalties, fines and additions) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Top-Up Option. “Top-Up Option” is defined in Section 1.4(a) of the Agreement.

Top-Up Option Shares. “Top-Up Option Shares” is defined in Section 1.4(a) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by this Agreement, including the Offer, the Top-Up Option and the Merger.

ANNEX I

CONDITIONS OF THE OFFER

(1) Notwithstanding any other terms or provisions of the Offer or the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”), Purchaser shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if immediately prior to the expiration of the Offer (as extended in accordance with the Agreement), there shall not have been validly tendered and not validly withdrawn that number of Shares that when added to the Shares then beneficially owned by Parent and its Subsidiaries would represent one Share more than one-half (1/2) of the sum of:

(a) all Shares then outstanding, and

(b) all Shares issuable upon the exercise, conversion or exchange of any Company Options, Company Warrants or other rights to acquire Shares then outstanding (other than any Shares issuable pursuant to the Top-Up Option) regardless of whether or not then vested (such condition in this clause (1) being, the “Minimum Condition”).

(2) Notwithstanding any other term or provision of the Offer or the Agreement, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer (subject to the provisions of the Agreement), and subject to any applicable rules and regulations of the SEC, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and may terminate the Offer and the Agreement, if (i) the Minimum Condition has not been satisfied by 12:00 midnight, Eastern Time, at the end of the Expiration Date, or (ii) at any time after the date of the Agreement, and before acceptance for payment of any Shares, any of the following conditions shall not be satisfied or have been waived:

(a) the representations and warranties of the Company set forth in Sections 3.1, 3.3(a), 3.3(c), 3.3(d), 3.3(f), 3.3(h), 3.21, 3.22, 3.23, 3.25 and 3.26 of the Agreement shall each have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Expiration Date as if made on and as of such expiration date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(b) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clause (a) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such expiration date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations taken as a whole (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured as of such date;

(c) the Company shall have performed or complied in all material respects with all covenants and obligations that the Company is required to comply with or to perform under the Agreement prior to the Expiration Date;

(d) (i) the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated; and (ii) if required under applicable Legal Requirements, the review period applicable to the Offer under the GWB shall have expired or been terminated (to the extent necessary);

(e) since the date of this Agreement, there shall not have occurred a Material Adverse Effect or any change, event, circumstance or development that is, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect;

(f) the Company’s Board of Directors shall not have withdrawn or modified the Company Board Recommendation in a manner adverse to Parent and Purchaser or accepted or recommended any Acquisition Proposal;

(g) there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

(h) there shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or any Acquired Corporation (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its Affiliates ownership or operation of the business of the Acquired Corporations, or of Parent or Affiliates, or to compel Parent or any of its Affiliates to dispose of or hold separate all or any portion of the business or assets of the Acquired Corporations or of Parent or its Affiliates or (3) seeking to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Shares; and

(i) the Agreement shall not have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.